Exhibit 99.1

OPC ENERGY LTD.

Part B

Report of the Board of Directors regarding the Company’s Matters for the Year Ended December 31, 2021

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Year Ended December 31, 2021

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter – “the Group”) for the year ended December 31, 2021, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”). The year ended December 31, 2021 will be referred to hereinafter as – “the Period of the Report”.

Presented together with this report are the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2021 (hereinafter – “the Financial Statements”). In certain cases, details are provided regarding events that took place after the date of the Financial Statements and shortly before the submission date of the report. The materiality of the information included in this report was examined from the point of view of the group. Occasionally, an additional detailed description has been provided in order to give a comprehensive picture of the issue at hand. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and in accordance with Part D of the Reporting Regulations. In this report, the term “dollar” means the United States dollar. In addition, this report is submitted as part of the Company’s Periodic Report for 2021 and on the assumption that the reader also has the other parts of the Periodic Report.

It is emphasized that the description in this report contains forward‑looking information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this report is based on information or assessments existing in the Company as at the submission date of this report.

Except for the audited data in the financial statements that is presented in this report, the Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trade on the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

The Company is engaged in two areas of activity that are reported as business segments in its financial statements: (1) generation and supply of electricity and energy in Israel – the Company manages its activities in Israel mainly through a wholly‑owned subsidiary OPC Israel Energy Ltd. (“OPC Israel”); and (2) generation and supply of electricity and energy in the United States – the Company manages its activities in the U.S. through the CPV group. For details – see Sections 2.2, 7 and 8 to Part A (Description of the Company’s Business).

For details regarding understandings relating to a transaction with Veridis – Power Plants Ltd. and structural change of the activities in Israel – see the Company’s Immediate Report dated February 6, 2022 (Reference No.: 2022‑01‑013593) and Section 2.4.3 to Part A (Description of the Company’s Business). As at the date of the report, the parties have not yet signed binding agreements.

As at the date of the report, the CPV Group is held indirectly by the Company (about 70% as stated in Note 25D(1) to the Financial Statements) and its acquisition was completed on January 25, 2021. The CPV Group was established in 1999 and since that date it has initiated and constructed power plants with an aggregate capacity of about 15 gigawatts, of which about 5 gigawatts using renewable energy, and an additional about 10 gigawatts is from power plants powered by natural gas. Commencing with the interim financial statements as at March 31, 2021, the Company consolidates the financial statements of the CPV Group. The CPV Group has holdings in active projects through a subsidiary and associated companies.

In addition, during 2021 the Company completed acquisition of 51% of the shares of Gnrgy Ltd. (hereinafter – “Gnrgy”), which is engaged in the area of charging services for electric vehicles. The Company includes Gnrgy as part of its activities in Israel. For details – see Section 25D(2) below.

In July 2021, the Company received a virtual supply license and in accordance therewith the said activities were started on September 1, 2021. The Company includes the virtual supply activities together with the activities in Israel. For details – see Section 3B below.

As at the publication date of the report, the Company’s activities are carried on in Israel and in the United States, however it is clarified that this does not act to limit the Company’s activities in the future in additional geographical areas. From time to time, the Company examines possibilities for expanding its activities in the area of generation and supply of electricity and energy, including by means of constructing and/or acquiring power plants (including using renewable energy and for storage) that are active, under construction or in the development stages, including in additional geographic regions, and advancement of projects that, as stated, are found to be suitable and that are consistent with the Company’s business plans, as they will be from time to time, and expansion of the range of its services and the synergy embedded in the Group’s activities.

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Brief description of the Group’s areas of activities in the Period of the Report and thereafter

The Company has two main areas of activity: (1) generation and supply of electricity and energy in Israel; and (2) generation and supply of electricity and energy in in the United States. For details regarding active projects, projects under construction and new initiations as well as projects being developed – see Section 2.2 of Part A (Description of the Company’s Business).

1.	Operating projects

Set forth below are main details with reference to the operating projects in Israel:

		Rate of	Presentation
		holdings	format
		of	in the		Type of	Year of
	Capacity	OPC	financial		project/	commercial
Project	(MW)[1]	Israel	statements	Location	technology	operation

OPC Rotem Ltd. (“Rotem”)	466	80%	Subsidiary	Rotem Plain	Natural gas, combined cycle	2013

OPC Hadera Ltd. (“Hadera”2)	144	100%	Subsidiary	Hadera	Natural gas, cogeneration	2020

1  Based on that provided in the relevant generation license.
2  In addition, Hadera holds the Energy Center (boilers and turbines located on the premises of Infinia Works Ltd. (formerly – Hadera Paper Mills Ltd.)), which serves as back‑up for supply of steam from the Hadera power plant. It is noted that the turbine in the Energy Center is not operating.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Brief description of the Group’s areas of activities in the Period of the Report and thereafter (Cont.)

1.	Operating projects (Cont.)

Set forth below are main details with reference to the operating projects in the United States:

			Presentation
		Rate of	format
		holdings	in the		Type of	Year of	Restricted
	Capacity	of	financial		project/	commercial	market[3]
Project	(MW)	CPV	statements	Location	technology	operation	customer

CPV Fairview LLC (“Fairview”)	1,050	25%	Associated company	Pennsylvania	Conventional powered by natural gas in a combined cycle[4]	2019	PJM MAAC

CPV Towantic LLC (“Towantic”)	805	26%	Associated company	Connecticut	Conventional powered by natural gas (two fuels) combined cycle	2018	ISO‑NE CT

CPV Maryland LLC (“Maryland”)	745	25%	Associated company	Maryland	Conventional powered by natural gas combined cycle	2017	PJM SW MAAC

CPV Shore Holdings LLC (“Shore”)	725	37.53%	Associated company	New Jersey	Conventional powered by natural gas combined cycle	2016	PJM EMAAC

CPV Valley Holdings LLC (“Valley”)	720	50%	Associated company	New York	Conventional powered by natural gas (two fuels) combined cycle	2018	NYISO Zone G

CPV Keenan II Renewable Energy Company LLC (“Keenan”)	152	[5]100%	Subsidiary	Oklahoma	Wind	2010	SPP (long‑term PPA)

3 For additional details regarding the relevant area of activities of each project in the restricted market – see Part 6 below.
4 The possibility exists for a mix of ethane of up to 25%.
5 On April 7, 2021, the CPV Group signed and completed acquisition of 30% of the rights in Keenan from its Tax Equity partner. For additional details – see the Company’s Immediate Report dated April 8, 2021 (Reference No.: 2021‑01‑059787) and Section 4P below.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Brief description of the Group’s areas of activities in the Period of the Report and thereafter (Cont.)

2.	Projects under initiation and construction

Main details with reference to the initiation and construction projects in Israel6:

Total cost of
Power						Date/		Total	the investment
plants/						expectation		expected	as at
facilities						of the start		construction	December 31,
for						of the	Main	cost	2021
generation		Capacity	Rate of			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	holdings[7]	Location	Technology	operation	consumer	millions)	millions)

Zomet Energy Ltd. (“Zomet”)	Under construction	≈ 396	100%	Plugot Intersection	Conventional with open cycle	First quarter of 2023	The System Operator[8]	[9]≈ 1,500	[10]≈ 1,019

[6]
That stated in this report in connection with projects that have not yet reached operation (Zomet, Sorek, facilities for generation of energy on the consumer’s premises, Rotem 2 and Hadera 2), including with reference to the expected operation date and the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates and assumptions as at the publication date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects may not occur or may occur in a manner different than that stated above due to, among other things, dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing,  completion of construction work, final costs in respect of development, construction and land, and the terms of undertakings with main suppliers and there is no certainty they will be fulfilled or what their final terms will be. In addition, ultimately technical, operational or other delays and/or breakdowns could be caused, this being as a result of, among other things, various factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risk and/or regulatory risks the Coronavirus crisis and the impacts thereof on, among other things, the supply chain and transport (deliveries). For additional information regarding risk factors involved in construction projects – see Section 19.3 of Part A (Description of the Company’s Business). It is clarified that delays in completion of the projects could impact the ability of the Company and the Group companies to comply with their obligations to third parties (including, authorities, lenders, yard consumers and others) in connection with the projects.

7 Companies consolidated in the Company’s financial statements.
8 Noga Management of Electricity Systems Ltd.
9 The estimate of the costs, as stated, does not take into account half of the assessment issued by Israel Lands Authority in January 2021, in the amount of about NIS 200 million (not including VAT) in respect of capitalization fees (for additional details – see Section 8.11.6 to Part A, (Description of the Company’s Business)) while as at the submission date of the report the Company had filed a legal appeal of the assessment.
10 Not including amounts relating to milestones provided in the Zomet Power Plant construction agreement that were partially completed.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Brief description of the Group’s areas of activities in the Period of the Report and thereafter (Cont.)

2.	Projects under initiation and construction (Cont.)

Main details with reference to the initiation and construction projects in Israel6: (Cont.)

Total cost of
Power						Date/		Total	the investment
plants/						expectation		expected	as at
facilities						of the start		construction	December 31,
for						of the	Main	cost	2021
generation		Capacity	Rate of			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	holdings[7]	Location	Technology	operation	consumer	millions)	millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	100%	On the premises of the Sorek B seawater desalination facility	Cogeneration	Fourth quarter of 2023	Yard consumers and the System Operator	Up to ≈ 200	≈ 22

Facilities for generation of energy located on the consumer’s premises	In various stages of initiation / development	Projects with a cumulative scope of about 102 megawatts. The Company intends to act to expand projects with a scope of at least 120 megawatts[11]	[12]100%	On the premises of consumers throughout Israel	Conventional and renewable energy (solar)	Gradually starting from 2022	Yard consumers also including Group customers	An average of about NIS 4 per megawatt	≈ 52

11 Every facility up to 16 megawatts. The Company’s intention, as stated, reflects its intention as at the publication date of the report only, and there is no certainty that the matters will materialize based on the said expectation, and the said intention is subject to, among other things, the discretion of the Company’s competent organs. As at the publication date of the report, there is no certainty regarding signing of additional binding agreements with consumers, and there is no certainty regarding the number of consumers with which the Company will sign agreements and/or regarding the scope of the megawatts the Company will contract for and/or the type of technology if agreements are signed. As stated, as at the date of the report, all of the preconditions for execution of the projects for construction of facilities for generation of electricity on the customer’s premises had not yet been fulfilled, and the fulfillment thereof is subject to various factors, such as, licensing, connection and construction processes.
12 The Company operates based on an inter‑company arrangement the purpose of which is to arrange the manner of the settlements deriving from construction of the generation facilities by the Company on the premises of Rotem’s customers (which as at the date of the report is held by the Company at the rate of 80%).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Brief description of the Group’s areas of activities in the Period of the Report and thereafter (Cont.)

2.	Projects under initiation and construction (Cont.)

Main details with reference to the initiation and construction projects in Israel6: (Cont.)

Power
plants/
facilities
for
generation		Rate of
of energy	Status	holdings[13]	Location	Technology[14]	Additional information

OPC Hadera Expansion Ltd. (“Hadera 2”)	In initiation	100%	Hadera, adjacent to the Hadera Power Plant	Conventional with storage capability
On December 27, 2021, the plenary National Infrastructures Committee decided to submit NIP 20B for government approval pursuant to Section 76C(9) of the Planning and Building Law, 1965 (“the Planning and Building Law”). For additional details, including in connection with a petition filed with the Supreme Court sitting as the High Court of Justice against the decision of the National Infrastructures Board and others (including Hadera 2) – see Section 7.3.11.1 to Part A (Description of the Company’s Business).

AGS Rotem Ltd. (“Rotem 2”)	In initiation	80%	Rotem Plain, adjacent to the Rotem Power Plant	Being examined further to the decision of the National Infrastructures Committee
On December 27, 2021, the plenary National Infrastructures Committee decided to reject NIP 94, which advanced Rotem 2, however it requested that the developer examine the possibility of using additional technologies on the site. As at the date of the report, the Company is studying the National Infrastructures Committee’s decision. For additional details – see Section 7.3.11.2 to Part A (Description of the Company’s Business).

13 Companies consolidated in the Company’s financial statements.
14 It is clarified that the characteristics (including the capacity and/or the technology) of the Rotem 2 and Hadera 2 projects, which are in the initial initiation stages, and the advancement of which is subject to, among other things, planning and licensing processes and connection assurance, are subject to changes.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Brief description of the Group’s areas of activities in the Period of the Report and thereafter (Cont.)

2.	Projects under initiation and construction (Cont.)

Main details with reference to the construction projects in the United States:15

								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of	Presentation					cost for	project at
		holdings	format			Expected		100% of the	December 31,
		of the	in the			commercial		project	2021
	Capacity	CPV	financial			operation	Regulated	(NIS	(NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)[16]	millions)

CPV Three Rivers LLC (“Three Rivers”)	1,258	[17]10%	Associated company	Illinois	Natural gas, combined cycle	Second quarter 2023	PJM ComEd	≈ 4,021 (≈ $1,293 million)	≈ 2,261 (≈ $727 million)

[15]
Projects under construction in the United States are held through the CPV Group. Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on September 30, 2021 – $1 = NIS 3.11. The information presented below regarding projects under construction and projects awaiting construction in the U.S., including regarding the commencement date of the construction, the expected commercial structure, the projected commercial operation date and the expected construction costs, including “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates of the CPV Group, and it is also based on plans the realization of which is not certain, and which might not be realized due to factors, such as: delays in receipt of permits, an increase in the construction costs, delays in the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a tax equity partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements for of the potential revenues from the project, regulatory changes, an increase in the financing expenses, unforeseen expenses, weather events, the Coronavirus crisis, etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the date of the report had not yet been fulfilled and, therefore, there is no certainty it will be completed in accordance with that stated. Such delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects. For additional details regarding the risk factors involved with the activities of the CPV Group – see Section 17.14 of Part A (Description of the Company’s Business).

16 Including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group.
17 On February 3, 2021, the transaction for sale of 7.5% of the rights in the Three Rivers project was completed, which was held up to that time by the CPV Group. For additional details – see Section 2.3.1 of Part A.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Brief description of the Group’s areas of activities in the Period of the Report and thereafter (Cont.)

2.	Projects under initiation and construction (Cont.)

Main details with reference to the construction projects in the United States:14 (Cont.)

								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of	Presentation					cost for	project at
		holdings	format			Expected		100% of the	December 31,
		of the	in the			commercial		project	2021
	Capacity	CPV	financial			operation	Regulated	(NIS	(NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)[16]	millions)

CPV Maple Hill Solar LLC (“Maple Hill”)	126 MWdc[18]	[19]100%	Consolidated	Pennsylvania	Solar	Second half 2022[20]	PJM MAAC	≈ 622 (≈ $200 million)[21]	≈ 249 (≈ $80 million)

18 About 100 MWac.
19 As at the publication date of the report, the CPV Group had signed an agreement of principles with a “tax partner” (“Tax Equity Partner”) for investment of about $45 million in the project, where as at this date the undertaking is subject to completion of the negotiations and signing of the binding agreements. For additional details – see Section 4M in this Report of the Board of Directors below.
20 The expected operation date of Maple Hill could be delayed due to delays in completion of the connection process to the network by PJM. Delays could impact the ability of Maple Hill to comply with certain time‑related commitments with third parties and could give rise to, among other things, the possibility consequences, payment of agreed compensation. For additional details – see Section 8.1.1.6 to Part A (Description of the Company’s Business).
21 As at the date of this report, the expected cost of the investment in the project increased compared with the cost that was expected as at September 30, 2021 (see Report of the Company’s Board of Directors as at September 30, 2021), where the said increase stems partly from a change in the structure of the expected undertaking with the Tax Equity Partner (as stated above) that is expected to permit a potential increase in development fees to the CPV Group (where the development fees are estimated as at the date of the report in the aggregate amount of about $35 million and are included in the above amount), and partly from an increase in the equipment costs and additional expected costs. That stated in connection with the amount of the development fees to the credit of the CPV Group is “forward‑looking” information that is based on the estimates of the CPV Group as at the date of the report and that is subject to the final conditions that will be determined, if any, in a binding agreement with the Tax Equity Partner, which has not yet been signed.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Brief description of the Group’s areas of activities in the Period of the Report and thereafter (Cont.)

2.	Projects under initiation and construction (Cont.)

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States:22 as at the date of the report23:

Technology	Advanced[24]	Early stage	Total

Solar[25]	1,300	1,600	2,900
Wind	100	150	250
Total renewable energy	1,400	1,750	3,150
Natural gas	2,000	2,000	4,000
Storage	–	100–500	100–500

For details with respect to the Rogue’s Wind project, having a scope of 114 MW and which is in the development stage – see Section 8.1.1.6(C) to Part A (Description of the Company’s Business).

[22]
The information presented in this section with reference to development projects of the CPV Group, including regarding the number of projects, their characteristics (the capacity, technology, etc.), constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements (such as equipment and development agreements), execution of construction processes and completion of the connection process, assurance of financing and receipt of various regulatory approvals and permits. In addition, advancement of the development projects is subject to the discretion of the competent authorities of the CPV Group and of the Company.

23 It is clarified that the Rogue’s Wind project, which is in the advanced initiation stage in the near term, is included in the above table. It is further clarified that solar projects under development that are the subject of the Immediate Report dated October 20, 2021 (Reference No.: 2021‑01‑157965) are included in the above table.
24 In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). It is noted that that stated depends on the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from external circumstances that are relevant to a certain project, including, projects that are designated to operate in the PJM market could be impacted by the changes in the proposed working framework described in Section 2.2.1.1(A) of the report, and their progress could be delayed as a result of this proposal. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.
25 The capacities in the solar technology included in this report are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 1,197 MWac and about 1,050 MWac, respectively.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter:

A.
Update of tariffs for 2022 – on February 1, 2022, the annual update of the electricity tariffs of the Electricity Authority for 2022 entered into effect, according to which the generation component, increased at the rate of about 13.6%.  On February 27, 2022, the Electricity Authority published an additional hearing for update of the electricity tariff for 2022, whereby it is proposed to update the generation component with the goal of reflecting the reduction in the rate of the excise tax due to the draft of the Excise Tax on Fuel Order published by the Ministry of Finance as part of the government’s plan to combat the high cost of living. The application date of the new tariff, subject to a final decision in a hearing, is the beginning of the month following the entry into effect of the new Excise Tax Order (which as at the date of the report had not yet entered into effect and the proposed generation component is expected to increase in such a case by about 9.4% compared with the generation component in 2021, despite a rise of about 13.6% pursuant to the original decision as stated above. For additional details – see Section 7.2.4 of Part A (Description of the Company’s Business) and Note 28B to the financial statements.

B.
Virtual supply – in June 2021, the Electricity Authority published the language of the supply license for suppliers without means of generation (“a Virtual Supply License”) and update of the timetables for opening the supply area to competition, according to which commencement of the said activities took place on September 1, 2021. In July 2021, the Company received a Virtual Supply License. A license, as stated, was also granted to Gnrgy (in which, as at the submission date of the report, the Company holds an interest of 51%). Further to that stated, commencing from September 2021, the Company has customers in the scope of about 110 MW for virtual supply. For additional details – see Section 7.3.5 of Part A (Description of the Company’s Business) and Note 28L to the financial statements.

C.
Change of the structure of the activities in Israel – for details regarding understands relating to a transaction and structural change of the activities in Israel – see the Company’s Immediate Report dated February 6, 2022 (Reference No.: 2022‑01‑013593) and Section 2.4.3 to Part A (Description of the Company’s Business). As at the submission date of the report, binding agreements regarding that stated have not yet been signed.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

D.
Update of groups of demand hours – in June 2021, the Electricity Authority published a “call” regarding update of the hourly demand categories on the basis of which the tariff is determined for customers of Israel Electric Company Ltd. (hereinafter – “the Electric Company”)[26], and further thereto, in October 2021, the Electricity Authority announced, a hearing regarding the matter (after making several revisions to the said “call”). For details – see Section 7.3.15.2 to Part A (Description of the Company’s Business). Pursuant to the hearing, the statistical categories of the hours created two categories in every season – low level and peak, without the intermediate category that existed up until now (Geva). Change of the categories of the hours in accordance with the hearing is expected to increase the tariffs paid by the household consumers and to decrease the tariffs paid by the TOAZ consumers. Based on the hearing, the arrangements proposed therein will enter into effect gradually starting from 2022. As at the publication date of the report, a decision had not yet been made. If the format determined in the hearing is determined as it was published, this would not be expected to have a significant impact on the Company’s activities in Israel in 2022 and would be expected to have a negative impact on the Company’s activities in Israel in 2023, based on the tariffs that will be provided and the composition (mix) of the Company’s sales. The Company is examining its possible courses of action regarding the matter.

E.
Excise tax on natural gas – further to Government Decision No. 171 from July 2021[27], regarding transition to a low‑carbon economy, wherein national targets were set for reduction of emissions of greenhouse gases, including a target for reduction of the annual quantity of greenhouse gas emissions in 2050 by at least 85% of the annual quantity measured in 2015, the Government decided as part of Government Decision No. 286 from August 2021[28], the Government decided to instruct the Minister of Finance to amend the Excise Tax on Fuel Order (Imposition of Excise Tax), 2004, and the Customs Tariffs and Exemptions Order and Purchase Tax on Goods, 2017, such that it will result in a gradual internal absorption of the external and environmental costs of carbon emissions, commencing from 2023, in the scope detailed in the Decision. As at the publication date of the report, the Company estimates that, in general the decision is expected to raise the gas acquisition costs of the Company, where this impact is expected to be partially or fully offset if the costs stemming from the decision are reflected in the generation component[29]. For additional details – see Section 7.2.10 to Part A (Description of the Company’s Business).

F.
The Karish gas reservoir – in the estimation of Energean Israel Limited (“Energean”), based on its Immediate Reports, the “first gas” from the Karish gas reservoir is expected in the third quarter of 2022[30]. Based on Energean’s position, as conveyed to the Company, the delay in the supply of the gas from the Karish gas reservoir is due to force majeure events in accordance with the agreements. For additional details – see Section 7.14.6 to Part A (Description of the Company’s Business).

[26]	https://www.gov.il/he/departments/publications/Call_for_bids/kol_kore_mashab
[27]	https://www.gov.il/he/departments/policies/dec171_2021
[28]	https://www.gov.il/he/departments/policies/dec286_2021
29 The Company’s estimates regarding offset of the impact of the Government’s decision constitutes “forward‑looking” information, regarding which there is no certainty it will be realized and which is dependent on, among other things, the regulatory arrangements that will be provided and the dates of their application (entry into effect).
[30]
That stated above, including regarding the commercial operation of the Karish reservoir and regarding supply of the gas to the Company, includes “forward‑looking” information as defined in the Securities Law, which is based on data the Company received from Energean as at the publication date of the report and additional publicly available information, regarding which there is no certainty it will be realized. Actually, the operation date of the Karish reservoir could be delayed beyond the estimate, and the consequences to the Company could be beyond that stated – this being due to factors that are not under the Company’s control. In addition, there is no certainty that additional compensation will be received from Energean and there is no certainty that compensation will be paid to Rotem and Hadera that will cover all of their damages (direct and indirect).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

F.	The Karish gas reservoir (Cont.)

Due to the delay in supply of the gas from the Karish reservoir compared with the original projected supply date and up to the time of the actual supply, Rotem and Hadera will continue to purchase the full quantity of the natural gas required for operation of the power plants from the Tamar reservoir, at the existing gas prices of Rotem and Hadera with Tamar. Delay in supply of the gas from the Karish reservoir is expected to have a negative impact on the Company’s profits (profitability) in the period of the delay. For details regarding the possibility of a reduction of quantities from the Tamar agreement – see Section 7.14 to Part A (Description of the Company’s Business). It is noted that reduction of the quantities is subject to an early notification of 8–12 months (as applicable). In the period of the report, compensation was paid to Rotem and Hadera in respect of the delay in supply of the gas from the Karish reservoir in the aggregate amount of about NIS 16 million. For additional details – see Note 28G to the financial statements.

G.
The Coronavirus – in March 2020, the World Health Organization declared the Coronavirus to be a worldwide pandemic. Despite taking preventative measures in order to reduce the risk of spread of the virus, the virus continued to spread in number and in different waves and variants that developed, and it has caused significant business and economic uncertainty and volatility in the global markets. As at the submission date of the report, the virus is continuing to cause business and economic uncertainty, and an additional extensive waive of the virus, against the background of the spread of the Omicron variant, has been very significant over the past several months. In the period of the report, there has been a trend in recovery in the scope of the economic activities throughout the world, including removal of some of the restrictions on movement (travel) and carrying on of business and trade, where the restrictions imposed recently are less severe than the restrictions imposed in the earlier waves of the virus.

In light of the dynamic nature of the virus and the consequences of ongoing events that are related to the virus (such as an increase in the prices of raw materials and transport costs), there remains uncertainty regarding the duration of the Coronavirus crisis, the intensity thereof and its impacts on the markets and factors relating the Company’s activities (including personnel, significant customers, contractors, significant suppliers, lenders, etc.), as well as the uncertainty regarding the measures that will be taken by government entities. It is noted that during the period of the Coronavirus crisis, the activities of the Group’s generation facilities in Israel and in the United States (as well as the construction activities) while making adjustments aimed at preventing the outbreak (spread) of the virus at these sites. As at the approval date of the financial statements, up to now the Coronavirus crisis has not had a significant impact on the Company’s results.

In the period of the report and thereafter, due to high global demand for raw materials and transport and dispatch, on the one hand, including due to the impact of the Coronavirus crisis, limited generation capability and restrictions on transport and dispatch, on the other hand, there has been a significant increase in the costs of the raw materials, and delays in the generation and supply chain, including an increase in the costs of marine shipping. Accordingly, global delays have been caused in the equipment supply dates along with an increase in the prices of raw materials and equipment used for construction and maintenance of the Group’s generation facilities and power plants. This trend impacts the construction and/or maintenance costs of the Group’s projects in its activity markets and the timetables for their completion. As at the approval date of the financial statements, there is no certainty with respect to the continuation or scope of the trend and, therefore, the Group is not able to estimate with any degree of certainty the impact thereof on the Group’s activities. For additional details regarding the Coronavirus crisis – see Sections 7.3.8, 7.11.1, 7.15.1 and 18.1.6 of Part A (Description of the Company’s Business) and Note 28D to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

G.	(Cont.)

For additional details regarding the Company’s area of activities in Israel – see Section 7 to Part A (Description of the Company’s Business), of this report below and the notes to the financial statements.

Rotem Power Plant

H.
Repayment of project financing – during October 2021, early repayment was completed of the full amount of the outstanding credit under Rotem’s project financing, in the amount of about NIS 1,292 million (an early repayment fee) and restricted cash was released, in the amount of about NIS 125 million. In the period of the report, Rotem recognized a non‑recurring expense in the statement of income, in the aggregate amount of NIS 244 million, in respect of the early repayment fee (about NIS 188 million, net of tax). In addition, in light of the early repayment of the balance of Rotem’s credit, in the period of the report the Company executed an early close‑out of an interest SWAP contract, which yielded the amount of about NIS 13 million to the Company.

The Company and the additional shareholder in Rotem provided Rotem shareholders’ loans for financing part of the amount of the early repayment, in the amount of about NIS 1,130 million, based on their proportionate holdings in Rotem’s shares. For additional details regarding shareholders’ loans – see Note 16D(1) to the financial statements.

I.
License from supplier and decisions of the Electricity Authority regarding deviations from consumption plans and market model – in 2021, Rotem was informed that the Professional Staff of the Electricity Authority intends to recommend to grant Rotem a supply license in the same language as the existing suppliers) (the language of the license has not yet been disclosed) and at the same time to impose certain covenants on Rotem regarding the generation activities and the supply activities, including an extraordinary consumption format, as noted in Section 7.13.2 to Part A (Description of the Company’s Business), including arrangement of the manner of applying the market model (described below) to Rotem and the manner of determination of the price for purchase of electricity for the consumers when generation at the plant is reduced. Based on the information provided, the team intends to act to apply the above‑mentioned arrangements, subject to a hearing. Further to that stated, Rotem is taking action with the Electricity Authority in order to clarify and present its reference to the said arrangements. It is clarified that in Rotem’s understanding making of a decision regarding the matter is subject to publication of a hearing, which as at the submission date of the report had not yet been published. Accordingly, as at the submission date of the report, supplementary arrangements, as stated had not yet been provided, and there is no certainty regarding their final version and the scope of their impact. A failure to receive a supply license by Rotem or a parallel arrangement under appropriate conditions and application of the decision regarding the matter of deviations from the consumption plan are expected to have negative impacts on the Company[31].

31 For details regarding contentions of the System Operator that according to his approach sale of energy to end consumers beyond the plant’s generation capacity by Rotem, deviates from the provisions of the PPA agreement between it and the Electric Company and that he disputes Rotem’s position regarding the application of Appendix O of the aforesaid agreement – see Section 7.15.5.1(B) of Part A (Description of the Company’s Business). As stated, to the extent understandings are formulated, the System Operator could take steps with respect to Rotem. In addition, for details regarding open matters between Rotem and the Electric Company – see also the above‑mentioned Section of Part A (Description of the Company’s Business).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

Rotem Power Plant (Cont.)

I.	(Cont.)

On February 28, 2022, the decision of the Electricity Authority was received regarding “Revision of the Benchmarks for purposes of Application of the Market Model to the Existing Private Generation and Renewable Energies”, which amends the existing regulations for generators in the transmission network for all types of technologies and applies to them the benchmarks that govern the manner of operation of the energy market in Israel (the commerce rules, as they are revised in the framework of the decision). The Electricity Authority notes in its decision that even though the main purpose of the decision is to create uniformity of the market rules applicable to the generation units in the market, it was decided, at this stage, to except from application of the decision the generation units of the Electric Company and Rotem, since a special regulation applies to Rotem that requires adjustments in a number of aspects. The Electricity Authority notes that at the present time it is examining all the changes that are required in the regulation that applies to Rotem in order to create uniformity between it and the other private generation units, and in this regard it will also consider application of the market rules on Rotem. For additional details – see Section 7.3.1 of Part A (Description of the Company’s Business).

J.
Availability (capacity) maintenance work – in 2021, planned maintenance was not performed at the Rotem Power Plant, and the rate of the plant’s availability (capacity) was about 99%. As at the submission date of the report, the next maintenance is planned to be performed in April 2022, during which the plant’s operation and the related energy generation activities will be shut down for a period estimated at about 20 days[32]. For additional details – see Section 7.11.1 of Part A (Description of the Company’s Business).

[32]
That stated in this Section above, including regarding the performance date of the maintenance work and the additional work along with the period of the said work, includes “forward‑looking” information as it is defined in the Securities Law. The information stated above may not occur, or may occur in a different manner, including as a result of reasons that do not depend on Rotem, such as coordination with the contractor or the equipment supplier, the manner of performance of the work by the contractor, technical breakdowns or other delays that could impact the performances of the power plant or the length of the shutdown (full or partial) of the power plant, including factors impacted by the Coronavirus. Delays or breakdowns, as stated, could have a negative impact on the results of the activities due to the work.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

Hadera Power Plant

K.
Availability (capacity) maintenance work – in 2021 there were 74 maintenance days during which the Hadera Power Plant operated on a partial basis for purposes of replacement and renovation work of the gas and steam turbines. The performances of the gas turbines commencing from the end of the replacement and renovation work are in accordance with that expected from them.

In addition, in May and June 2022, additional maintenance work is expected to be performed in the steam turbine for a period of time estimated at about 50 days.

After performance of the additional maintenance activities in the steam turbine, a further improvement in the plant’s performance is expected33. For additional details – see Section 7.11.1 of Part A (Description of the Company’s Business).

L.
Status of arbitration proceedings with the construction contractor – For details regarding starting of the arbitration proceedings by Hadera’s construction contractor and the contentions of the Company and the construction contractor – see Section 7.16.4 of Part A (Description of the Company’s Business) and Note 28D to the financial statements and the Company’s Immediate Report dated September 23, 2021 (Reference No.: 2021‑01‑148533).

Power plant under construction – Zomet

M.
Progress of the construction work – in 2020 the construction work on the Zomet Power Plant commenced, which continued during 2021. The uninterrupted construction could by impacted by the Coronavirus in light of the need for the arrival of equipment and foreign work teams, and from delays in the global supply chain, and the plant is expected to reach commercial operation in the first quarter of 2023. The Zomet Power Plant will sell all of its generation capacity to the System Operator as part of a fixed capacity (availability) agreement. For additional details – see Section 7.3.8 to Part A (Description of the Company’s Business).

For details regarding the tariff approval for the Zomet Power Plant – see Section 7.13.8 to Part A (Description of the Company’s Business).

[33]
The uninterrupted replacement and renovation work, as stated, could by impacted by traffic (movement) restrictions due the Coronavirus in light of the need for the arrival of equipment and foreign work teams and, accordingly, the maintenance work may be extended. That stated in this Section above, including with reference to the execution dates of the maintenance work and the Additional Work, the duration of the work of the said work periods and/or the improvement of the performance of the power plant after execution of the work, includes “forward‑looking” information, as it is defined in the Securities Law. The information regarding performance of the renovation work and the impact thereof may not be realized, or may be realized in a different manner, including as a result of reasons that are not under Hadera’s control, such as coordination with the contractor or equipment supplier, the manner of performance of the work by the contractor, technical breakdowns or other delays, which could impact the duration of the shutdown (full or partial of the power plant), including factors impacted by the Coronavirus crisis. Partial operation or shutdown of the Hadera Power Plant during extended periods of the maintenance, renovation and replacement work count impact Hadera’s ability to comply with the power plant’s availability (capacity) provisions (regarding this matter – see also Section 7.11.1 of Part A (Description of the Company’s Business)) and could have a negative impact on the results of Hadera’s activities.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

Power plant under construction – Sorek

N.
In June 2021, a number of agreements were signed in connection with construction of the Sorek project. In September 2021, a full Notice to Proceed was issued to the construction contractor. For additional details – see Section 7.15.1.2 of Part A (Description of the Company’s Business). In the Company’s estimate, the construction period of the Sorek B generation facility is expected to end during the fourth quarter of 2023[34].

Gnrgy

O.
Acquisition of Gnrgy – in April 2021, the Company signed an agreement for acquisition of shares of Gnrgy Ltd. (“Gnrgy”), which is engaged in the area of charging services for electric vehicles (e‑mobility) and construction of charging stations for electric vehicles. For additional details – see Note 25D(2) to the financial statements and Sections 2.4.2 and 7.20 of Part A (Description of the Company’s Business).

Company headquarters

P.
Issuance of debentures – in September 2021, the Company issued a new series of debentures, debentures (Series C) with a par value of about NIS 851 million, where the proceeds of the issuance were designated for, among other things, early repayment of Rotem financing, as stated above. For additional details – see Section 10 below and Note 17C to the financial statements.

Q.
Issuance of shares – in February 2021, the issued shares for a consideration of NIS 350 million (gross). In October 2021, the Company completed an issuance of shares by means of an offer of rights, among other things, in connection with development and expansion of the Company’s activities in the United States, as stated in the shelf offer report published by the Company in September 2021. The proceeds for the rights exercised amounted to about NIS 328.5 million (gross). For additional details – see Note 20B to the financial statements.

For additional details regarding the Company’s area of activities in Israel – see this report below and Section 7 to Part A (Description of the Company’s Business) and the notes to the financial statements.

[34]
As at the submission date of the report, completion of the project is subject to, among other things, completion of planning and licensing processes, the suitability of the construction work and the equipment, and detailed technical coordination in connection with connection of the project to the electricity network. Actually, technical breakdowns and/or delays in the project’s construction processes could be caused, and the Company may incur additional costs in connection with the project beyond those estimated. It is noted that a delay in the operation date could impact the ability of the project to comply with its obligations to third parties with respect to the project. For additional details regarding risk factors involved with projects under construction – see Section 18.3.12 to the report.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter:

A.
Changes in the costs in the production and supply chain of equipment for the projects – in 2021, including in the period of the report and thereafter, due to high global demand for raw materials, and shipping and delivery, on the one hand, and limited production capacity and limited shipping and delivery capacity, on the other hand, there has been a significant increase in costs in the production and supply chain. In general, prices of raw materials for the generation facilities rose, as did the shipping and delivery costs. To the extent this trend continues, there could be an impact on the cost of the inputs for the CPV Group. At the present time, there is no certainty regarding the duration or the extent of the trend and, accordingly, the CPV Group is not able to predict with any degree of certainty and precision the impact thereof on the Company’s activities.

B.
Requests for network connections – the increasing demand for renewable energy in the PJM, MISO and SPP electricity markets, led to an increase in demand for connections to the grid and requests for connection surveys of solar projects to the grid. This demand creates a burden and causes a slowdown in the connection process and could impact the process and rate of the progress of the projects in the United States. For details regarding projects – see Section 8.1.1.6 to Part A (Description of the Company’s Business).

C.
Electricity and gas prices in the activity markets of the CPV Group – for details regarding trends in the various energy prices and capacity payments in the different markets in the U.S. – see Section 6 below and Section 8.1.3.6 to Part A (Description of the Company’s Business).

D.
The Infrastructures Law – in November, 2021, the U.S. Congress approved the Bipartisan Infrastructure Law, which was signed by the President of the United States (“the Infrastructure Law”). The Infrastructure Law is the first part of legislation (having two main laws), which addresses numerous sectors in the U.S. economy, including, transportation, construction and energy. A significant part of the Infrastructure Law deals with expansion of transmission infrastructures, R&D regarding technologies, including carbon capture and use of hydrogen, strengthening of the network and energy efficiency. Nonetheless, there are a number of provisions in the legislation that provide financing possibilities through the Department of Energy, with the target of supporting development of energy generation projects having low or no emissions. The second part of the relevant legislation, which is known as the “Building Back Better Act”, regarding energy aspects, focuses on tax incentives for support of low or no carbon generation technologies. The legislation that passed the House of Representatives in November 2021 was approved mainly through taking a unified party position in the vote (one democrat and all of the republicans voting against) and includes a general expansion of the tax benefits and refundable tax credits by generation and investment for the benefit of renewable energy projects (including wind and solar projects). Carbon capture technologies and investments in hydrogen technologies (“the BBB Law”). The BBB Law is still being negotiated in the Senate. As at the publication date of the report, there is uncertainty regarding passage of the BBB Law and its content, in light of issues that are still being discussed. The said legislation could have a material impact on the demand for electricity by means of advancement of reduced‑carbon transportation and economy and concurrently raising the standards for generation of electricity using clean energy.[35]

[35]
The Company’s above estimate regarding changes in the area of activities constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based solely on the Company’s said estimates as at the publication date of the report only and on publicly‑known data and which is dependent and contingent on various factors.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

The CPV Group

E.
Increase of the investment commitment in CPV – in September 2021, the financial investors, which hold cumulatively (indirectly) about 30% of the rights in the CPV Group, approved their participation in an additional investment commitment in the development and expansion of the CPV Group – each one based on its proportionate share (where in addition to the Company’s share (70%)), the additional investment commitment is in the aggregate amount of about $400 million, and in total commitment amounts to $1,215 million, of which as at the date of the report about $861 million had been invested in CPV. For additional details – see the Company’s Immediate Report dated September 19, 2021 (Reference No.: 2021‑01‑147864) and Note 25A(4) to the financial statements.

F.
Acquisition of solar panels – in March 2022, the CPV Group signed a framework agreement for acquisition of solar panels, in the aggregate scope of about 530 megawatts. The panels will be supplied based on orders the CPV Group will submit to the supplier in 2023–2024. As at the submission date of the financial statements, the CPV Group had paid the panel supplier an advance deposit in respect of the acquisition. The CPV Group has the right to conclude the agreement early in accordance with the dates provided, while making a partial payment to the supplier, which is derived from the early conclusion date. In addition, provisions are included in the agreement with respect to, among other things, quantities, the model, manner of supply of the panels and provisions that cover conclusion of the agreement. The total consideration under the agreement could amount to about $185 million (assuming purchase of the full quantity under the agreement). The agreement is intended to serve for solar projects of the CPV Group that are in the development stages – this being, among other things, against the background of the global trends of increasing demand for solar panels that impact the prices of the panels and timeframes for their supply.

G.
Offshore wind – as part of the strategy of expanding its activities of the CPV Group, mainly in the area of renewable energies, advancement of development projects of the CPV Group and through acquisition of projects in various stages (as stated in, among other places, Section 16.2.4 of Part A (Description of the Company’s Business)), the CPV Group is considering entry into Offshore Wind projects (wind energy at sea) in the United States and, in this regard, it is examining opportunities in this area in the geographical locations of its activities. In the estimation of the CPV Group, the Offshore Wind area in the United States is expected to grow significantly in the next decade. As part of the policies to reduce emissions, the U.S. government headed by the President of the United States has set a target for installed capacity of 30 GW of Offshore Wind projects by 2030. The CPV Group’s intention is to take action to initiate, finance, develop, construction and operate projects in this area, including by means of joint ventures with financial and other investors. In this connection, it is noted that the CPV Group has participated in a competitive process for acquisition of rights in an area designated for construction of a number of wind farms located along the New York coastlines, however it was not a winner in the said competitive process.

H.
Acquisition of solar projects – in October 2021, the CPV Group signed agreements for acquisition of all of the rights in two solar projects that are in various stages of development, with an aggregate capacity of about 458 MWdc in Kentucky (about 98 MWdc), Illinois (about 360 MWdc) in the United States (“the Projects”) – both of which in the PJM market. Concurrent with signing of the agreements, completion of acquisition of the rights in the Projects was executed by the CPV Group. For additional details – see the Company’s Immediate Report dated October 20, 2021 (Reference No.: 2021‑01‑157965).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

The CPV Group (Cont.)

I.
Repayment of Seller’s loan – for details regarding repayment of a seller’s loan in respect of a project under construction, which was provided as part of completion of the transaction for acquisition of the CPV Group – see the Company’s Immediate Report dated October 31, 2021 (Reference No.: 2021‑01‑161151) and Note 25D(1) to the financial statements.

J.	The Coronavirus – see Section 3G above.

Maple Hill project

K.
Construction work – in May 2021, a commencement order was issued for the construction work on the Maple Hill project using solar energy, to the project’s construction contractor. For additional details – see Sections 8.1.1.6 and 8.13.7 to Part A (Description of the Company’s Business) and Note 28D to the financial statements.

L.
Commercial format – in June 2021, the project participated for the first time in capacity tenders in the PJM market, and it will be entitled to capacity payments, as shown in the table below in Section 6. In August 2021, Maple Hill signed an agreement with a third party for sale of 48% of the amount of the electricity generated by the Maple Hill power plant for a period of 10 years from the operation date. The payment is to be made as a financial settlement between the fixed price guaranteed to the plant and the variable price in the market. The balance of the electricity generated (52%) is expected to be sold in the market or under a separate agreement for sale of electricity in the future[36]. In addition, Maple Hill signed an agreement for sale of 100% of the solar renewable energy certificates (SREC) of the project up to 2026. For details – see Section 8.1.1.6(B) to Part A (Description of the Company’s Business).

M.
Tax partner – as at the date of this report, the CPV Group had signed a document of principles with a “tax partner” with respect to an investment in the project of about $45 million, where as at the date of this report the undertaking is subject to completion of the negotiations and signing of binding agreements. The said tax partner is expected to enjoy most of the tax benefits relating to the project, which consist mainly of investment tax credits (ITC) and depreciation deductions for tax purposes, along with participation in a proportionate amount (to be agreed upon) of the cash flows that are free (available) for distribution. The entitlement to participate in part of the said free cash flows is effective up to reaching a certain investment period of the tax partner as will be determined in the agreement. After reaching the said period, the share of the tax partner in the income and cash flows will decline to a minimal rate. It is emphasized that the CPV Group has not yet signed a final agreement, as stated, and therefore there is no certainty that such an agreement will ultimately be signed or what its terms will be, including what will be the scope of the investment in accordance with that stated (if ultimately signed).

[36]
That stated constitutes “forward‑looking” information, regarding which there is no certainty it will be realized or the manner of its realization. As at the date of the report, a project under construction is involved and completion of the project in accordance with that stated above is subject to conditions that have not yet been fulfilled.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

The CPV Group (Cont.)

Maple Hill project (Cont.)

N.
Cost of the project – as at the date of this report, the expected cost of the investment in the project has increased compared with the cost that was expected as at September 30, 2021, where the said increase stems partly from a change in the structure of the expected undertaking with a tax partner that is expected to permit a potential increase in development fees to the benefit of the CPV Group (as at the date of the report the development fees are estimated at about $35 million and are included in the above amount), and partly from an increase in the equipment costs, transport and delivery costs, construction delays and additional expected costs[37]. For additional details relating to the project, including material agreements signed as at the publication date of the report – see Note 28 to the financial statements.

Keenan wind farm

O.
Refinancing – in August 2021, Keenan signed a financing agreement with a number of financial entities, including a term loan and accompanying credit frameworks. Concurrent with completion of the financing agreement, as stated, Keenan repaid the prior financing it took out in 2014. For additional details – see Section 8.16.4 to Part A (Description of the Company’s Business) and Note 16D(5) to the financial statements.

P.
Acquisition of rights of the tax partner – in April 2021 an agreement was signed for acquisition of the balance of the rights in a project in Oklahoma by the CPV Group, which was held up to the date of the acquisition at the rate of 70%. For additional details – see Section 8.13.7 to Part A (Description of the Company’s Business) and Note 28O to the financial statements.

Maryland power plant

Q.
Extension of financing agreement – further to that stated in Section 17.8 to Part A (Description of the Company’s Business) of the Periodic Report for 2021, in May 2021, Maryland signed a credit framework agreement of the Term Loan B type, relating to the project. As part of replacement of the credit agreement, Maryland signed a loan agreement, in the amount of about $350 million, and accompanying frameworks, in the amount of about $100 million. For additional details – see Section 8.16.4 to Part A (Description of the Company’s Business) and Note 26C to the financial statements.

[37]
That stated with respect to the amount of the development fees to the benefit of the CPV Group is “forward‑looking” information that is based on the estimates of the CPV Group as at the date of the report, and that are subject to the final terms that will be determined, if determined, in a binding agreement with the tax partner, which has not yet been signed.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

The CPV Group (Cont.)

 Rogue’s Wind project

R.
PPA agreement – in April 2021 an agreement was signed for sale of electricity (PPA) in the wind energy project Rogue’s Wind for sale of all the Project’s energy, availability (capacity) and Renewable Energy Certificates (RECs) of the project. For additional details – see Section 8.13.7 to Part A (Description of the Company’s Business) and Note 28A(6) to the financial statements.

S.
Construction cost – the construction cost of the project, including initiation fees to the CPV Group estimated at about $11 million, is about $257 million. The expected cost of the investment in the project increased in 2021, where the said increase stems mostly from an increase in the expected costs of the wind turbine for the power plant, shipping and delivery costs, an increase in the construction budget and the costs of upgrading the transmission network. It is noted that part of the increase in the costs of upgrading the transmission network could be compensated for in the framework of the price adjustments in accordance with the price formula in the project’s PPA agreement. It is clarified that the construction cost is subject to additional changes, including due to a global increase in the equipment and shipping prices, as is visible in the past months, and/or other costs.

For additional details regarding the area of the Company’s activities in the United States – see this report below and the notes to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at December 31, 2021 (in millions of NIS)

Category	12/31/2021	12/31/2020	Analysis

Current Assets

Cash and cash equivalents	757	200	For additional information – see the Company’s consolidated statements of cash flows in the financial statements and Part 7 below.

Short-term deposits	–	1,607
The decrease stems from withdrawal of the deposits for purposes of acquisition of the CPV Group.

For additional details regarding the agreement covering acquisition of the CPV Group – see Note 25D to the financial statements.

Short-term deposits and restricted cash	1	207
Most of the decrease derives from release of collaterals in respect of hedging transactions, in the amount of about NIS 86 million, and release of collaterals, which were used for provision of bank guarantees in Israel, in the amount of about NIS 67 million (for additional details – see Note 16D(4) to the financial statements). In addition, in light of the early repayment of the full outstanding balance of Rotem’s credit in October 2021, restricted cash balances were released, in the amount of about NIS 48 million. For additional details – see Note 16D(1) to the financial statements.

Trade receivables and accrued income	194	153
Most of the increase stems from an increase of about NIS 28 million due to the first‑time consolidation of the CPV Group, an increase of about NIS 12 million in accrued income deriving from sale of energy in the virtual supply framework (for additional details – see Note 28B to the financial statements), and an increase in accrued income in Hadera, in the amount of about NIS 9 million. On the other hand, there was decrease in the balance of the trade receivables in the U.S. (after the initial consolidation of the CPV Group), in the amount of about NIS 10 million, due to collection of an annual debt.

Receivables and debit balances	118	63
Most of the increase, in the amount of about NIS 39 million, is due to the first‑time consolidation of the CPV Group, and in light of making deposits in connection with project under construction in the United States, in the amount of about NIS 15 million.

Inventory	5	–	As at December 31, 2021, the balance represents inventory of Gnrgy, which was consolidated for the first time in December 2021.

Short-term derivative financial instruments	2	–

Total current assets	1,077	2,230

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at December 31, 2021 (in millions of NIS) (Cont.)

Category	12/31/2021	12/31/2020	Analysis

Non-Current Assets

Long-term deposits and restricted cash	67	231
Most of the decrease stems from release of collaterals in respect of interest SWAP contracts (as described in Note 23D to the financial statements), in the amount of about NIS 35 million, release of a collateral, in the amount of about NIS 53 million, which was designated to secure a bank guarantee (for additional details see – Note 24D to the financial statements). In addition, there was a decrease of about NIS 72 million stemming from release of a debt service reserve in Rotem. The release was made in light of early repayment of the full balance of Rotem’s outstanding credit in October 2021. For additional details – see Note 16D(1) to the financial statements.

Long-term prepaid expenses	178	143
Most of the increase stems from construction of infrastructures in Zomet, in the amount of about NIS 21 million, and a loan to an associated company in the United States, in the amount of about NIS 16 million. In addition, there was an increase, in the amount of about NIS 4 million, due to the first‑time consolidation of the CPV Group.

Investments in associated companies	1,696	–
The increase stems from acquisition of the CPV Group. For additional details regarding investments in associated companies – see Sections 1 and 6 of this report and Notes 25 and 26 to the financial statements.

Deferred tax assets, net	153	24
An increase of about NIS 92 million stemming from an increase in the loss for tax purposes in Israel, mainly in light of the early repayment in Rotem (for additional details – see Note 16D(1) to the financial statements), and an increase of about NIS 37 million resulting from acquisition of and the activities of the CPV Group.

Long-term derivative financial instruments	36	1	The balance as at December 31, 2021 includes mainly interest SWAP contracts in Israel (about NIS 28 million) and in the U.S. (about NIS 4 million), which are measured at fair value.

Property, plant and equipment	3,531	2,665
Most of the increase stems from investments in the Zomet project, in the amount of about NIS 488 million, investments in projects involving energy generation facilities located on the consumers’ premises, in the amount of about NIS 42 million, and investments in additional projects in Israel, in the amount of about NIS 33 million. In addition, as at December 31, 2021, the balance includes the amount of about NIS 426 million in respect of the CPV Group, where about NIS 310 million relates to construction projects in the U.S.

This increase was partly offset by depreciation expenses in respect of property, plant and equipment in Israel, in the aggregate amount of about NIS 129 million.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at December 31, 2021 (in millions of NIS) (Cont.)

Category	12/31/2021	12/31/2020	Analysis

Non-Current Assets (Cont.)

Right-of-use assets	302	276	Most of the increase derives from the first‑time consolidation of the CPV Group.

Intangible assets	698	5
As at December 31, 2021, the balance represents mainly the amount of about NIS 311 million, in respect of an agreement for sale of electricity in the Keenan project, and the amounts of about NIS 327 million and about NIS 42 million, respectively, relate to goodwill created in light of acquisition of the CPV Group and Gnrgy.

Total non-current assets	6,661	3,345

Total assets	7,738	5,575

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at December 31, 2021 (in millions of NIS) (Cont.)

Category	12/31/2021	12/31/2020	Analysis

Current Liabilities

Current maturities of long-term loans from banks and financial institutions	68	127
The decrease stems from repayment of the project credit in Israel based on the repayment schedule, in the amount of about NIS 128 million, and repayment of the project credit in the U.S., in the amount of about NIS 34 million.

The decrease was partly offset by an update of the current maturities of the project credit in Israel based on the repayment schedule, in the amount of about NIS 36 million, an increase of about NIS 21 million as a result of the initial consolidation of the CPV Group, and an increase of about NIS 45 million from update of the current maturities of the project credit in the U.S.

Current maturities of loans from holders of non-controlling interests	29	–
As at December 31, 2021, the balance represents current maturities of a loan provided to Rotem by the holders of non-controlling interests in October 2021, relating to the early repayment of the full balance of Rotem’s unpaid credit in October 2021 (for additional details – see 16D(1) to the financial statements).

Current maturities of debentures	22	22

Trade payables	425	298
Most of the increase derives from an increase in the balance with the construction contractors of Zomet and Sorek, in the amounts of about NIS 107 million, respectively, an increase of about NIS 18 million due to the first‑time consolidation of the CPV Group, and an increase, in the amount of about NIS 43 million, deriving from acquisition of energy in virtual supply framework (for additional details – see Note 28L to the financial statements).

This increase was partly offset by a decrease stemming from a decrease in the balance of Israel Electric Company, in the amount of about NIS 26 million, mainly due to timing differences and a decrease in the scope of electricity purchases from Israel Electric Company.

Payables and other credit balances	87	96
Most of the decrease derives from a decrease in the accrued expenses, in the amount of about NIS 41 million (mainly in light of payment of transactions costs relating to acquisition of the CPV Group).

This decrease was partly offset by an increase, in the amount of about NIS 12 million, due to the first‑time consolidation of the CPV Group, an increase of about NIS 5 million in respect of payables relating to salary and salary‑related expenses in the CPV Group, an increase of about NIS 8 million in accrued interest expenses and an increase of about NIS 7 million due to an amount payable to the Hadera construction contractor.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at December 31, 2021 (in millions of NIS) (Cont.)

Category	12/31/2021	12/31/2020	Analysis

Current Liabilities (Cont.)

Short-term derivative financial instruments	27	126
Most of the decrease stems from repayment of hedging transactions that served to hedge the Company’s investment in acquisition of the CPV Group. For additional details – see Note 23D to the financial statements.

Current maturities of lease liabilities	59	45
Most of the increase stems from an increase in the balance of Zomet’s liabilities in respect of capitalization fees for the land, in the amount of about NIS 7 million, this being in light of a refund received from Israel Lands Authority in March 2021 (for additional details – see Note 11A to the financial statements). In addition, there was an increase of about NIS 4 million due to the first‑time consolidation of the CPV Group.

Total current liabilities	717	714

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at December 31, 2021 (in millions of NIS) (Cont.)

Category	12/31/2021	12/31/2020	Analysis

Non-Current Liabilities

Long-term loans from banks and financial institutions	1,451	1,850
The decrease, in the amount of about NIS 1,019 million, derives from repayment of the balance of Rotem’s outstanding credit in light of the early repayment in October 2021 (for additional details – see Note 16D(1)). There was an additional decrease stemming from update of current maturities of Hadera’s senior debt, in the amount of about NIS 36 million.

On the other hand, as at December 31, 2021, the balance includes a long‑term loan, in the amount of about NIS 275 million, in respect of the new financing agreement of the Keenan project (for additional details – see Note 16D(5) to the financial statements). In addition, there was an increase stemming from a withdrawal in the framework of the Zomet Financing Agreement, in the amount of about NIS 349 million, and an increase in the linkage differences in respect of the senior debt of Rotem and Hadera, in the amount of about NIS 34 million.

Long-term loans from holders of non‑controlling interests	404	1
The balance as at December 31, 2021, includes mainly long‑term loans, in the amount of about NIS 202 million, from the holders of non-controlling interests in the CPV Group (for additional details – see 16D(6) to the financial statements), and the amount of about NIS 197 million from the holders of non-controlling interests in Rotem relating to the early repayment of the full balance of Rotem’s unpaid credit in October 2021 (for additional details – see 16D(1) to the financial statements).

Debentures	1,789	952
The increase stems from issuance of debentures (Series C) of the Company, in the amount of about NIS 842 million (net of issuance expenses). For additional details – see Note 17 to the financial statements. In addition, there was an increase in the linkage differences in respect of the debentures (Series B), in the amount of about NIS 18 million.

This increase was partly offset by a decrease stemming from update of the current maturities of the debentures (Series B), in the amount of about NIS 22 million.

Long-term lease liabilities	44	14	The increase stems from the first‑time consolidation of the CPV Group.

Long-term derivative financial instruments	1	22	As at December 31, 2020, the balance represents mainly the fair value of interest SWAP contracts in the Company.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at December 31, 2021 (in millions of NIS) (Cont.)

Category	12/31/2021	12/31/2020	Analysis

Non-Current Liabilities (Cont.)

Other long-term liabilities	90	2
As at December 31, 2021, the balance represents mainly the obligations recorded as a result of acquisition of the CPV Group, where about NIS 47 million is in respect of an equity compensation benefit for employees of the CPV Group, which is accounted for as share‑based payment transaction settled in cash, the amount of about NIS 18 million is in respect of an obligation relating to clearance and removal in the Keenan project and about NIS 21 million relates to liabilities of additional projects in the United States.

Deferred taxes, net	395	309
The increase, in the amount of about NIS 24 million, is due to acquisition of and the activities of the CPV Group, and an increase of about NIS 62 million stemming from update of the deferred taxes as a result of recording of deferred taxes relating to temporary differences in Israel.

Total non-current liabilities	4,174	3,150

Total liabilities	4,891	3,864

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and the three months ended December 31, 2021 (in millions of NIS)

–
The Group’s activities in Israel and the United States are subject to seasonal fluctuations. For additional details regarding seasonal impacts – see Sections 7.10 and 8.7 to Part A (Description of the Company’s Business). In Israel, the load and time tariffs (“TOAZ”) are supervised (controlled) and published by the Electricity Authority, and are broken down into three seasons – summer (July and August), winter (January, February and December) and transition (March through June and September through November). The TOAZ tariff in the summer and the winter are higher than those in the transition seasons. In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is high in the summer and the winter compared with the average and as a function of the natural gas prices. During the fourth quarter, the natural gas prices in the U.S. rose in light of, among other things, the natural gas crisis in Europe and it impacted the electricity in the markets in which the CPV Group operates.

–
It is noted that the results of the CPV Group are consolidated in the Company financial statements commencing from the completion date of the transaction for acquisition of the CPV Group on January 25, 2021. The results of the associated companies in the U.S. (companies engaged in natural gas) are presented in the category “Company’s share in losses of associated companies”.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2021 (in millions of NIS) (Cont.)

	For the Year Ended
Category	12/31/2021	12/31/2020	Analysis

Revenues from sales in Israel	1,412	1,325	For an explanation regarding the change in the sales in Israel – see Section 5, below.

Revenues from sales and provision of services in the U.S.	163	–
In 2021, the revenues from sales of electricity from the Keenan wind farm (which is consolidated in the financial statements) amounted to about NIS 82 million and the revenues from provision of management services amounted to about NIS 81 million.

Cost of sales in Israel (less depreciation and amortization)	1,007	968	For an explanation regarding the change in the cost of sales in Israel – see Section 5, below.

Cost of sales and provision of services in the U.S (less depreciation and amortization)	79	–	In 2021, the cost of sales in the U.S. amounts to about NIS 26 million, and the cost of provision of services amounts to about NIS 53 million.

Depreciation and amortization in Israel	134	114	Most of the increase, stems from depreciation expenses of the Hadera Power Plant, in the amount of about NIS 21 million, due to the commercial operation in July 2020.

Depreciation and amortization in the U.S.	38	–	In 2021, the depreciation is in respect of the Keenan wind field.

Gross profit	317	243

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2021 (in millions of NIS) (Cont.)

	For the Year Ended
Category	12/31/2021	12/31/2020	Analysis

Administrative and general expenses in Israel and headquarters expenses	75	52
Most of the increase stems from an increase in salary expenses and headquarters expenses, in the amount of about NIS 15 million (which includes about NIS 5 million of non‑cash equity remuneration), in light of, among other things, expansion of the Company’s activities, and insurance costs in Hadera, in the amount of about NIS 4 million.

Administrative and general expenses in the U.S.	124	–
In 2021, the administrative and general expenses in the U.S. include expenses relating to a profit participation plan, in the amount of about NIS 50 million (non‑cash), salary expenses of about NIS 39 million, office maintenance and professional services, in the amount of about NIS 31 million, and depreciation expenses, in the amount of about NIS 4 million.

Share in losses of associated companies in Israel	(1)	–

Share in losses of associated companies in the U.S.	(34)	–
In 2021, the expense includes a loss of about NIS 145 million (before taxes) in respect of changes in the fair value of derivative financial instruments in hedge plans in the CPV Group. Eliminating the impact of changes in the fair value of derivative financial instruments, the income in respect of associated companies in the United States is about NIS 111 million (for additional details regarding the results of associated companies – see Section 6 below and Note 26 to the financial statements).

Transaction expenses in respect of acquisition of the CPV Group	2	42	For additional details – see Note 25D to the financial statements.

Business development expenses in Israel	1	7	Most of the decrease stems from commencement of capitalization of expenses to projects under construction.

Business development expenses in the U.S.	4	–

Other income, net, in Israel	–	1

Operating income	76	143

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2021 (in millions of NIS) (Cont.)

	For the Year Ended
Category	12/31/2021	12/31/2020	Analysis

Financing expenses, net, in Israel	(377)	(172)
Most of the increase stems from a non‑recurring early repayment loss, in the amount of about NIS 244 million, in light of execution of early repayment of the full balance of Rotem’s outstanding credit in October 2021 (for additional details – see Note 16D(1) to the financial statements). In addition, there was an increase in interest expenses and linkage differences on Hadera’s senior debt, in the amount of about NIS 20 million (including the results of the hedge of linkage to the CPI), as a result of the commercial operation of the Hadera Power Plant and discontinuance of capitalization of the financing expense to the cost of the asset under construction and an increase stemming from interest and linkage differences in respect of debentures, in the amount of about NIS 21 million.

This increase was partly offset by a decrease in the financing expenses stemming from the impact of the changes in the shekel/dollar exchange rate, in the amount of about NIS 26 million, and a decrease in interest expenses and linkage differences on Rotem’s senior debt, in the amount of about NIS 14 million (including the results of the hedge of linkage to the CPI), in light of early repayment of the full balance of Rotem’s outstanding credit in October 2021. Furthermore, in 2020 the Company recognized a non‑recurring expense, in the amount of about NIS 41 million, due to a commission relating to early repayment of the debentures (Series A).

Financing expenses, net, in the U.S.	(80)	–
The result stems from acquisition of the CPV Group. The financing expenses, net, in the U.S. include financing expenses in respect of acquisition of the balance of the rights of the tax partner in Keenan, in the amount of about NIS 39 million (for additional details – see Note 28O to the financial statements), interest expenses of about NIS 26 million (including the results of the hedge in respect of an interest SWAP contract), and expenses stemming from the impacts of the changes in the dollar/shekel exchange rate, in the amount of about NIS 26 million. On the other hand, there was financing income stemming from amortization of excess cost, in the amount of about NIS 11 million, as a result of early repayment of the balance of the credit in Keenan.

Loss before taxes on income	(381)	(29)

Taxes on income (tax benefit) in Israel	(33)	13	The decrease derives from the lower income in 2021 compared with 2020.

Tax benefit in the U.S.	(44)	–	The result stems from the activities of the CPV Group .

Loss for the year	(304)	(42)

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2021 (in millions of NIS) (Cont.)

	For the Year Ended
Category	12/31/2021	12/31/2020	Analysis

Elimination of the fair value of derivative financial instruments	145	–	Derivative financial instruments that are used for hedging plans of the CPV Group as described in Section 4A of this Report.

Loss from settlement of financial liabilities, net	272	41	For additional details – see Notes 16D(1), 16D(4) and 28O to the financial statements.

Elimination of transaction expenses in respect of acquisition of the CPV Group	2	42	For additional details – see Note 25D to the financial statements.

Elimination of tax impact in respect of the adjustments	(89)	(11)

Adjusted net income[38]	26	30

Income (loss) attributable to:
The owners of the Company	(220)	(57)
Non-controlling interests	(84)	15

Adjusted net income (loss) attributable to:
The owners of the Company	20	6
Non-controlling interests	6	24

38 It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. “Adjusted income or loss” should not be viewed as a substitute for net income or loss attributable to the Company’s shareholders prepared (calculated) pursuant to IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing activities.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2021 (in millions of NIS) (Cont.)

	For the Three Months Ended
Category	12/31/2021	12/31/2020	Analysis

Revenues from sales in Israel	387	347	For an explanation regarding the change in the sales in Israel – see Section 5, below.

Revenues from sales and provision of services in the U.S.	40	–
In the fourth quarter of 2021, the revenues from sale of electricity from the Keenan wind farm amount to about NIS 23 million, and the revenues from provision of management services amount to about NIS 17 million.

Cost of sales (less depreciation and amortization) in Israel	285	266	For an explanation regarding the change in the cost of sales – see Section 5, below.

Cost of sales and provision of services (less depreciation and amortization) in the U.S.	24	–
In the fourth quarter of 2021, the total cost of the sales and provision of services in the U.S. includes expenses in respect of a profit participation plan, in the amount of about NIS 16 million (non‑cash) and the cost of sales in the U.S. amounts to about NIS 10 million and the cost of provision of services in the U.S. amounts to about NIS 15 million.

Depreciation and amortization in Israel	31	34

Depreciation and amortization in the U.S.	10	–	In the fourth quarter of 2021, the depreciation is in respect of the Keenan wind farm.

Gross profit	77	47

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2021 (in millions of NIS) (Cont.)

	For the Three Months Ended
Category	12/31/2021	12/31/2020	Analysis

Administrative and general expenses in Israel and headquarters expenses	19	14
Most of the increase stems from an increase in salary expenses and headquarters expenses, in the amount of about NIS 3 million (which includes about NIS 2 million of non‑cash equity remuneration), in light of, among other things, expansion of the Company’s activities.

Administrative and general expenses in the U.S.	38	–
In the fourth quarter of 2021, administrative and general expenses in the U.S. include expenses in respect of a profit participation plan, in the amount of about NIS 16 million (non‑cash) and salary expenses, in the amount of about NIS 14 million, and expenses for professional services and office maintenance, in the amount of about NIS 6 million.

Share in losses of associated companies in Israel	(1)	–

Share in income of associated companies in the United States	(57)	–
In the fourth quarter of 2021, the expense includes a loss of about NIS 97 million (before taxes) in respect of changes in the fair value of derivative financial instruments in hedge plans of the CPV Group. Eliminating the impact of changes in the fair value of derivative financial instruments, the income in respect of associated companies in the United States is about NIS 40 million (for additional details regarding the results of associated companies – see Section 6 below and Note 26 to the financial statements).

Transaction expenses relating to acquisition of the CPV Group	–	38	In the fourth quarter of 2020, expenses in connection with acquisition of the CPV Group were included (as described in Note 25D to the financial statements).

Business development expenses in Israel	–	1

Business development expenses in the U.S.	1	–

Other income, net, in Israel	1	–

Operating loss	(38)	(6)

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2021 (in millions of NIS) (Cont.)

	For the Three Months Ended
Category	12/31/2021	12/31/2020	Analysis

Financing expenses, net, in Israel	(29)	(89)
Most of the decrease in the financing expenses stems from changes in the dollar/shekel exchange rate, in the amount of about NIS 9 million, and a decrease in interest expenses and linkage differences on Rotem’s senior debt, in the amount of about NIS 17 million (including the results of the hedge in respect of linkage to the CPI), in light of early repayment of the full balance of Rotem’s outstanding credit in October 2021. In addition, in the fourth quarter of 2020, the Company recognized a non‑recurring expense, in the amount of about NIS 41 million, due to a commission relating to early repayment of the debentures (Series A).

This decrease was partly offset by an increase in the interest expenses and linkage differences relating to debentures, in the amount of about NIS 7 million.

Financing expenses, net, in U.S.	(26)	–
The financing expenses, net, in the U.S. include interest expenses, in the amount of about NIS 5 million (including the results of the hedge in respect of an interest SWAP transaction), and expenses deriving from the impact of the changes in the dollar/shekel exchange rate, in the amount of about NIS 19 million.

Loss before taxes on income	(93)	(95)

Taxes on income (tax benefit) in Israel	8	(13)	The increase in taxes on income stems from better results in Israel in the fourth quarter of 2021 compared with the corresponding quarter last year.

Tax benefit in the U.S.	(13)	–	The result stems from activities of the CPV Group.

Net loss for the period	(88)	(82)

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2021 (in millions of NIS) (Cont.)

	For the Three Months Ended
Category	12/31/2021	12/31/2020	Analysis

Elimination of the fair value of derivative financial instruments	97	–	Derivative financial instruments that are used for hedging plans of the CPV Group as described in Section 4A of this Report.

Loss (income) from settlement of financial liabilities, net	(1)	41

Elimination of transaction expenses in respect of acquisition of the CPV Group	–	38	For additional details – see Note 25D to the financial statements.

Elimination of tax impact in respect of the adjustments	(18)	(10)

Adjusted net loss for the period[39]	(10)	(13)

Loss for the period attributable to:
The owners of the Company	(51)	(77)
Non-controlling interests	(37)	(5)

Adjusted net income (loss) for the period attributable to:
The owners of the Company	(2)	(16)
Non-controlling interests	(8)	3

39 It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. “Adjusted income or loss” should not be viewed as a substitute for net income or loss attributable to the Company’s shareholders prepared (calculated) pursuant to IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing activities.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines “EBITDA” as earnings (losses) before depreciation and amortization, changes in the fair value of derivative financial instruments, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income and depreciation.

The Company believes that the EBITDA (including EBITDA after making adjustments as detailed below) data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance. The Company believes that these indices, which are not in accordance with IFRS, provide useful information to investors since they improve the comparability of the financial results between periods and provide greater transparency of the main indices used for evaluating the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies. In addition, other companies might use other indices for purposes of evaluation their performance, and thereby reducing the comparability of the Company’s indices that are not in accordance with IFRS.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA (Cont.)

Calculation of the EBITDA (in millions of NIS):

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2021	2020	2021	2020

Revenues from sales and provision of services	1,575	1,325	427	347
Cost of sales and provision of services (less
depreciation and amortization)	(1,086)	(968)	(309)	(266)
Administrative and general expenses (less depreciation
and amortization)	(191)	(49)	(54)	(13)
Transaction expenses relating to acquisition of the
CPV Group	(2)	(42)	–	(38)
Business development expenses	(5)	(7)	(1)	(1)
Other income	–	1	1	–
Consolidated EBITDA*	291	260	64	29
Group’s share in the proportionate EBITDA of
associated companies**	340	–	103	–
EBITDA (total consolidated and the
proportionate amount of associated companies)	631	260	167	29
Elimination of non-recurring expenses, net	3	42	–	38
EBITDA (total consolidated and the
proportionate amount of associated companies)
after elimination of non-recurring expenses	634	302	167	67

*
Presented on the basis of 100% of the companies the financial results of which are consolidated in the Company’s financial statements and commencing from the completion date of the acquisition of the CPV Group on January 25, 2021 (as stated in Section 1 above the Company does not hold full ownership of Rotem and the CPV Group).

**
Represents mainly the EBITDA of the associated companies in the CPV Group, which are presented based on the rate of the holdings of the CPV Group commencing from the completion date of the acquisition on January 25, 2021. For detail of the results of the associated companies in the CPV Group – see Section 6 below.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA (Cont.)

Set forth below is the EBITDA data after elimination of non‑recurring expenses broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis) (in NIS millions):

	Basis of
	presentation
	in the	For the
	Company’s	Year Ended		Three Months Ended
	financial	December 31		December 31
	statements	2021	2020	2021	2020

Rotem[40]	Consolidated	310	308	78	69
Hadera	Consolidated	55	15	15	3
Headquarter and others in Israel	Consolidated and associate	(34)	(21)	(10)	(5)
Total in Israel including
headquarters		331	302	83	67

Keenan	Consolidated	53	–	15	–
Fairview	Associate	73	–	28	–
Towantic	Associate	92	–	22	–
Maryland	Associate	41	–	16	–
Shore	Associate	69	–	18	–
Valley	Associate	70	–	21	–
Headquarter and others in the
United States[41]	Consolidated and associates	(95)	–	(36)	–
Total in the United States		303	–	84	–

Total EBITDA (consolidated
and proportionate amount of
the associated companies		634	302	167	67

40 The EBITDA of Rotem includes the amount of about NIS 2 million in respect of the virtual supply activities that are attributable to Rotem.
41 After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 16 million and about NIS 5 million, respectively, in the year and three‑month period ended December 31, 2021.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel

Energy balance sheet

Set forth below is detail of sales, generation of purchases of energy in (in millions of KW/hours):

	For the Year Ended
	December 31
Section	2021	2020

Sales to private customers	4,445	4,033
Sales to the System Operator and suppliers	535	311
Total sales	4,980	4,344

	For the Year Ended
	December 31
Section	2021	2020

Generation of electricity	4,492	3,925
Purchases of electricity from the System Operator and others	488	419
Total sales	4,980	4,344

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

Set forth below is detail of the Company’s revenues from sales in Israel (in NIS millions):

	For the
	Year Ended		Three Months Ended
	December 31		December 31
	2021	2020	2021	2020

Revenues from sale of energy to private customers [42] (1)	966	943	261	244
Revenues from private customers in respect of
infrastructure services (2)	298	274	80	70
Revenues from sale of energy to the System Operator
and to other suppliers (3)	91	52	31	20
Revenues from sale of steam	57	56	15	13
Total revenues	1,412	1,325	387	347

In Israel, the Company’s net revenues from the sale of electricity to its private customers stem mainly from electricity sold at the generation component tariffs, as published by the Electricity Authority, with a certain discount from the tariff. The weighted‑average generation component tariff for 2021, as published by the Electricity Authority, is NIS 0.2526 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2020, the weighted‑average of the generation component tariff was NIS 0.2678 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index. The reduction in the generation component has had a negative impact on the Company’s income in 2021 compared with 2020.

In addition, in September 2021 the Company commenced supplying electricity to customers through purchase of energy from the System Operator that was purchased at a tariff that includes a component of the supplier’s tariff and SMP (marginal half‑hour price) in the framework of the virtual supply.

For the years ended December 31, 2021 and 2020:

(1)
An increase of about NIS 47 million stemming from commencement of the virtual supply activities and an increase in the Company’s revenues from customers of the Hadera Power Plant, in the amount of about NIS 60 million, mainly due to the commercial operation that started in in July 2020. On the other hand, there was a decrease of about NIS 61 million stemming from a decline in the weighted‑average generation component tariff, and a decrease, in the amount of about NIS 22 million, due to conformance of the customer profile of the Rotem Power Plant.

(2)
An increase in infrastructure revenues, in the amount of about NIS 22 million, stemming from an increase in consumption by customers of Hadera Power Plant in light of the commercial operation that took place in July 2020, an increase of about NIS 14 million due to commencement of the virtual supply activities and an increase of about NIS 2 million due to a tariff update for customers of Rotem Power Plant. On the other hand, there was a decrease, in the amount of about NIS 7 million, stemming from adjustment of the consumption profile of customers of the Rotem Power Plant, and a decrease in infrastructure revenues of about NIS 7 million due to a decline in the infrastructure tariffs in 2021.

42 Including during load reductions.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

Set forth below is detail of the Company’s revenues from sales in Israel (in NIS millions): (Cont.)

For the years ended December 31, 2021 and 2020: (Cont.)

(3)
An increase in sale of surplus energy, in the amount of about NIS 34 million, stemming mainly from an increase in sales energy at a cogeneration tariff, this being in light of the commercial operation of the Hadera Power Plant in July 2020, and an increase of about NIS 5 million, due to adjustment of the profile of the customers of the Rotem Power Plant.

For the three‑month periods ended December 31, 2021 and 2020:

(1)
An increase of about NIS 34 million stemming from commencement of the virtual supply activities while, on the other hand, there was a decrease stemming mainly from a decrease in the generation component tariff, in the amount of about NIS 16 million.

(2)
An increase in infrastructure revenues, in the amount of about NIS 10 million, deriving from commencement of the virtual supply activities, along with an increase of about NIS 2 million due to a tariff update for customers of Rotem Power Plant. On the other hand, there was a decrease, in the amount of about NIS 2 million, due to adjustment of the consumption profile of the customers of the Rotem Power Plant.

(3)
An increase in sale of surplus energy, in the amount of about NIS 8 million, at the Hadera Power Plant, and an increase of about NIS 3 million due to adjustment of the consumption profile of the customers of Rotem Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

Set forth below is detail of the Company’s cost of sales in Israel (less depreciation and amortization) broken down into the following components (in NIS millions):

	For the
	Year Ended		Three Months Ended
	December 31		December 31
	2021	2020	2021	2020

Gas and diesel oil (1)	495	465	127	114
Expenses for acquisition of energy (2)	102	125	51	51
Expenses for infrastructure services (3)	298	274	80	70
Gas transmission costs	32	33	8	8
Operating expenses (4)	80	71	19	23
Total cost of sales (less depreciation and
amortization)	1,007	968	285	266

For the years ended December 31, 2021 and 2020:

(1)
The increase in the gas consumption expenses stems from an increase in the gas consumption, in the amount of about NIS 40 million, mainly due to the commercial operation of the Hadera Power Plant in July 2020, and an increase in the availability (capacity) of the Hadera Power Plant in the second half of 2021, compared with the second half of 2020. In addition, there was an increase in the gas consumption expenses by the Rotem Power Plant, in the amount of about NIS 36 million, deriving from an increase in the plant’s availability (capacity), and a decrease in the plant’s load reductions. On the other hand, there was a decrease, in the amount of about NIS 30 million, in the gas price as a result a decline in the dollar/shekel exchange rate. In addition, in 2021 the amount of about NIS 16 million was received due to compensation in respect of delay of the commercial operation of the Karish reservoir, which was presented as a decrease of the cost of sales expenses (for additional details – see Note 28G to the financial statements).

(2)
The decrease in expenses in respect of acquisition of energy, in the amount of about NIS 57 million, stemming from a decline in the load reductions and an increase in Rotem Power Plant’s availability (capacity), along with a decline in expenses in respect of acquisition of energy, in the amount of about NIS 22 million, stemming from adjustment of the consumption profile of customers of Rotem Power Plant, and decline of about NIS 3 million due to a decrease of the price of the energy purchased in light of a drop in the generation component tariff. On the other hand, there was an increase in purchases of energy, in the amount of about NIS 12 million, for Hadera customers mainly due to the commercial operation of the Hadera Power Plant in July 2020, and an increase in acquisitions for virtual supply activities, in the amount of about NIS 45 million.

(3)
An increase in expenses in respect of purchases for private customers, in the amount of about NIS 22 million, as a result of the commercial operation of the Hadera Power Plant in July 2020, an increase, in the amount of about NIS 2 million, due to a tariff update for customers of Rotem Power Plant, and an increase of about NIS 14 million stemming from commencement of the virtual supply activities. On the other hand, there was a decrease, in the amount of about NIS 7 million, due to an adjustment of the customer consumption profile of customers of the Rotem Power Plant, and a decrease in the infrastructure expenses, in the amount of about NIS 7 million, due to a decrease in the infrastructure tariffs.

(4)	Most of the increase stems from current operating costs due to the commercial operation of the Hadera Power Plant in July 2020.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

Set forth below is detail of the Company’s cost of sales in Israel (less depreciation and amortization) broken down into the following components (in NIS millions): (Cont.)

For the three‑month periods ended December 31, 2021 and 2020:

(1)
The increase gas consumption expenses at the Rotem Power Plant, in the amount of about NIS 16 million, derives from an increase in the plant’s availability (capacity), and an increase, in the amount of about NIS 6 million, resulting from an increase in the availability (capacity) of the Hadera Power Plant. On the other hand, there was a decrease in the gas consumption expenses due to a fall in the dollar/shekel exchange rate, in the amount of about NIS 9 million.

(2)
The decrease in the expenses in respect of purchase of energy, in the amount of about NIS 30 million and about NIS 2 million, for customers of Rotem and Hadera power plants, respectively, due to an increase in the availability (capacity) of the plants compared with the corresponding period last year. On the other hand, there was an increase of about NIS 32 million due to commencement of the virtual supply activities.

(3)
There was an increase, in the amount of about NIS 10 million, stemming from commencement of the virtual supply activities, and an increase in the amount of about NIS 2 million, due to a tariff update for customers of Rotem Power Plant. On the other hand, there was a decrease of about NIS 2 million relating infrastructure expenses of Rotem Power Plant due to a decline in the infrastructure tariffs for 2021.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States

Energy prices

In the fourth quarter of 2021 and the entire 2021 year, the electricity prices increased in the markets in which the CPV Group, compared with the corresponding periods last year. Most of the increase stems from an increase in the prices of natural gas along with an increase in the demand for electricity.

The following table summarizes the average electricity prices in each of the main markets in which projects of the CPV Group are active, for the periods of the year and the three months ended December 31, 2021 and 2020 (the prices are denominated in dollars per megawatt hour):

	For the year ended		For the three months ended
	December 31		December 31
	(MW/h)		(MW/h)
Region	2021	2020	2021	2020

PJM West (Shore and Maryland)	$38.92	$20.95	$54.39	$23.05
PJM AD Hub (Fairview)	$38.35	$20.95	$51.88	$22.52
NY‑ISO Zone G (Valley)	$40.74	$20.32	$51.33	$24.29
ISO‑NE Mass Hub (Towantic)	$45.92	$23.31	$59.88	$30.06

Note:	The average electricity prices are based on Day‑Ahead prices as published by the relevant ISO.

Gas prices

The following table summarizes the average gas prices in each of the main markets in which the projects of the CPV Group are active in the year and three‑month period ended December 31, 2021 and 2020. As stated, the gas prices rose in the year ended December 31, 2021 compared with the year ended December 31, 2020 due to, among other things, increased demand for electricity in the United States, an increase in the global demand for natural gas, an increase in demand for liquid natural gas from the United States, stagnation in production of natural gas and low inventory levels of natural gas compared with prior years (the prices are denominated in dollars per MMBtu)*:

	For the year ended December 31		For the three months ended December 31
Region	2021	2020	2021	2020

TETCO M3 (Shore, Valley)	3.40	1.59	4.23	1.72
Transco Zone 5 North (Maryland)	3.91	2.04	4.95	2.55
TETCO M2 (Fairview)	3.08	1.34	3.96	1.36
Dominion South (Valley)	3.06	1.38	3.98	1.40
Algonquin (Towantic)	4.51	2.00	6.23	2.74

Source: The average gas prices are based on Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities. The next tender relating to the June 2023 through May 2024 generation year is expected to take place in the second quarter of 2022.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to CPV’s projects and in the general market (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Plants[43]	[44]2022/2023	2021/2022	2020/2021
PJM – RTO (“General Market”)	–	50	140	76.53
PJM MAAC	Fairview, Maryland, Maple Hill	95.79	140	86.04
PJM EMAAC	Shore	97.86	165.73	187.77

Source: PJM

43 The Three Rivers project, which is presently under construction, did not participate in the capacity tender, and is expected to participate in the capacity tender starting from the 2023–2024 capacity year.
44 As determined in capacity tenders in June 2021, as stated in the Report of the Company’s Board of Directors dated June 30, 2021 (Reference No.: 2021‑01‑070297).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

NYISO market

Similar to the PJM market, in the NYISO market availability (capacity) payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal tenders in every spring for the upcoming summer (May through October) and in the fall for the upcoming winter (November through April). In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the seasonal tenders. Power plants are permitted to assure the capacity payments in the seasonal tender, the monthly tender or through bilateral sales. The Valley power plant is in Area G (Lower Hudson Valley).

Set forth below are the capacity prices determined in the seasonal tenders in NYISO market. It is noted that the actual capacity prices for Valley are impacted by the seasonal tenders, the monthly tenders and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market (the prices are denominated in dollars per kilowatt per month):

Sub-Area	CPV Plants	Winter 2021/2022	Summer 2021	Winter 2020/2021	Summer Winter 2020
NYISO Rest of the Market	-	1.00	4.09	0.10	2.71
Lower Hudson Valley	Valley	1.01	4.56	0.23	3.07

Source: NYISO

ISO‑NE market

The ISO‑NE permits availability (capacity) payments as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. Forward capacity tenders are made three years in advance for the capacity year. In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the Forward tenders.

Towantic participated for the first time in an availability (capacity) tender for 2018–2019 at a price of $9.55 KW/month and determination of the tariff for seven years in respect of 725 megawatts linked to the Utilities Inputs Index, which will apply up to May 2025. In March 2022, Towantic participated in the annual availability (capacity) tender for 2025–2026 and won a guaranteed availability (capacity) price of $2.59 KW/month and for 745 megawatts.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

EBITDA results

Set forth below is EBITDA data of the active power plants. For explanations of the results – see Section 3 above.

The following EBITDA data is based on the results in accordance with IFRS and is presented in millions NIS:

				Proportionate
	EBITDA		Proportionate	EBITDA for
	for the	Rate of	EBITDA for	the period from
	year ended	holdings	year ended	January 25, 2021
	December 31,	of the	December 31,	and up to
	2021	CPV Group	2021	December 31, 2021

Fairview	316	25%	79	73
Towantic	385	26%	100	92
Maryland	174	25%	43	41
Shore	199	37.53%	74	69
Valley	149	50%	74	70
Keenan	57	100%	57	53
Total active plants
in the U.S.	1,280		427	398

	EBITDA
	for the		Proportionate
	three-month	Rate of	EBITDA for
	period ended	holdings	the three-month
	December 31,	of the	period ended
	2021	CPV Group	December 31, 2021

Fairview	112	25%	28
Towantic	86	26%	22
Maryland	64	25%	16
Shore	48	37.53%	18
Valley	45	50%	21
Keenan	15	100%	15
Total active plants
in the U.S.	370		120

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Comments regarding the results in the United States

For the years ended December 31, 2021 and 2020:

1.
In 2021, there was an increase in the demand for electricity in the markets in which the CPV Group is active in the northeast area of the U.S. compared with 2020. The gas prices and the electricity prices rose significantly in 2021 compared with 2020. In the estimation of the CPV Group, these changes were caused, among other things, as a result of a return to “business as usual” compared with 2020, the year of the outbreak of the Coronavirus.

2.	The Maryland, Fairview and Valley power plants enjoyed an increase in the electricity and gas prices and showed an improvement in the results of the power plants and the energy margins.

3.
The Maryland and Fairview power plants enjoyed high availability (capacity) prices in 2021 compared with 2020, mainly due to the increase in the period June – December 2021, compared with the availability (capacity) prices in the corresponding period last year.

4.
The results of the Shore power plant were less favorable than the results in 2020 due to expiration of the agreement of the Heat Rate Call Option type in April 2021. This agreement was signed as part of the project’s financial closing and included payment of a fixed premium. As at the publication date of the report, a similar agreement is not expected to be signed.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Comments regarding the results in the United States (Cont.)

For the three‑month periods ended December 31, 2021 and 2020:

1.
The fourth quarter of the year, which is mainly a transition season, in October and November, is generally characterized by average demand and prices. December is characterized as a winter month with an increase in demand for natural gas and an increase in the natural gas prices in the northeast area of the U.S.

2.
In the fourth quarter of 2021, the natural gas prices in the and globally increased due to the energy crisis in Europe. The natural gas prices in in the markets in which the CPV Group is active, which is the northeast area of the U.S., increased even more compared with the general market in the U.S., mainly in New York and in the New England region.

3.
The impact of the increase in the energy prices in the period of the report, as noted in Section 6 above (Main Developments in the Business Environment and in the Company’s Activities in the United States), was offset cumulatively by CPV’s hedge plans. These hedging agreements, the purpose of which was to fix the electricity margin (in certain scopes that were determined at every date / for every project), are generally for short time periods – this being as part of implementation of the specific risk management policies for each of the projects, based on the specific characteristics of each project.

4.	An increase in the natural gas and electricity prices led to an improvement in the results of the Fairview, Maryland and Valley power plants.

5.
The results of the Shore power plant weakened compared with the fourth quarter of 2020 due to expiration of the Heat Rate Call Option hedge agreement in April 2021. This agreement was signed as part of the project’s financial closing and included payment of a fixed premium. As at the publication date of this report, a similar agreement is not expected to be signed.

6.
As stated in Section 6, above (Main Developments in the Business Environment and in the Company’s Activities in the United States), on June 1, 2021 the capacity tariffs for the 2021–2022 capacity year in the PJM market, which had a favorable impact on the results of the Fairview and Maryland power plants, and the ISO‑NE market, with no impact on the Towantic power plant.

7.
The functional currency of the CPV group is the dollar and, therefore, its results are impacted by changes in the dollar/shekel exchange rate. The change in the exchange rate of the shekel against the dollar in the year and the three months ended December 31, 2021 compared with the corresponding periods last year was 3.3% and 3.7%, respectively.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Comments regarding the results in the United States (Cont.)

Set forth below is a comparison of the EBITDA45 data, in U.S. GAAP terms, for the year and three‑month periods ended December 31, 2021 and 2020, of the active power plants of the CPV Group, in accordance with the rates of holdings of the CPV Group. In 2020, the CPV Group prepared its financial statements in accordance with U.S. GAAP. The data is presented in millions of NIS.

	For the
	Year Ended		Three Months Ended
	December 31		December 31
	2021	2020	2021	2020

Fairview	72	61	26	17
Towantic	93	94	20	23
Maryland	38	29	15	8
Shore	57	75	11	19
Valley	67	64	20	5
Keenan*	52	7	15	2
Total active plants in the U.S.	379	330	107	74

*
The CPV Group consolidates Keenan commencing from the fourth quarter of 2020 wherein the reversal date with the tax partner took place. Prior to the said reversal date, the rate of holdings in Keenan was 10%, whereas starting from the reversal date the rate of holdings in Keenan was 70%. Starting from the second quarter of 2021 the rate of holdings rose to 100% – this being in light of acquisition of 30% of the rights in Keenan from the tax partner (for additional details – see Note 28O to the financial statements).

45 It is emphasized that this data item is not recognized in accordance with IFRS and should not be considered as a substitute for income or loss of other terms provided in accordance with IFRS. This data item is provided for purposes of comparability with the period prior to acquisition of the CPV Group by the Company.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions)

	For the Year Ended December 31
Category	2021	2020	Analysis

Cash flows provided by operating activities	385	362
The increase stems from an increase in the current ongoing activities, in the amount of about NIS 24 million and income from dividends from associated companies, in the amount of about NIS 32 million, due to the activities of the CPV Group. On the other hand, there was a decrease in the working capital, in the amount of about NIS 33 million.

Cash flows used in investing activities	(872)	(2,183)
Most of the decrease in the cash flows used in investing activities stems from release of short‑term deposits, net, in the amount of about NIS 1,607 million, while on the other hand in 2020 short‑term term deposits were made in the amount of about NIS 1,607 million. In addition, the increase derives from release of restricted cash, net, in the amount of about NIS 403 million, a decrease in investments projects in Israel, in the amount of about NIS 39 million, a receipt, in the amount of about NIS 154 million, in respect of repayment of partnership capital mainly due to sale of part of the holdings of the CPV Group in the Three Rivers project (for details – see Note 26A to the financial statements).

This decrease was partly offset by the increase deriving from acquisition of the CPV Group and Gnrgy, in the amounts of about NIS 2,140 million and about NIS 38 million, respectively, from investments in projects under construction in the CPV Group, in the amount of about NIS 291 million, and an increase, in the amount of about NIS 20 million, relating to investments in associated companies.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

	For the Year Ended December 31
Category	2021	2020	Analysis

Cash flows provided by financing activities	997	1,638
Most of the decrease in cash flows provided by financing activities, in the amount of about NIS 1,292 million, stems from the early repayment of the full outstanding balance of Rotem’s credit in October 2021 (for additional details – see Note 16D(1) to the financial statements), payment of loans in the CPV Group, in the amount of about NIS 594 million, where out of this amount, the amount of about NIS 244 million is in respect of repayment of a loan under the prior financing agreement in the Keenan project (for additional details – see Note 16D(5) to the financial statements), in respect of an early close‑out of an interest hedge transaction relating to this financing agreement, and the amount of about NIS 175 million relating to repayment of the seller’s loan (for additional details  – see Note 25D to the financial statements). In addition, in 2021 the Company acquired the rights of the tax partner in the Keenan project for a consideration of about NIS 82 million (for additional details – see Note 28O to the financial statements), and there was a decline in issuance of debentures, net, in the amount of about NIS 132 million and issuance of shares, net, in the amount of about NIS 403 million.

This decrease was partly offset by an increase of investments of holders of non-controlling interests in the CPV Group, in the amount of about NIS 824 million, loans from holders of non‑controlling interests in Rotem, in the amount of about NIS 226 million, an increase in withdrawals from frameworks under financing agreements in Israel, in the amount of about NIS 98 million, and receipt of a long‑term loan under the new financing agreement in the Keenan project, in the amount of about NIS 333 million, in 2021. In addition, in 2020 full early repayment was made of the debentures (Series A), in the net amount of about NIS 324 million (including an early repayment fee), and execution of a payment in respect of acquisition of non‑controlling interests in Zomet, in the net amount of about NIS 26 million.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

	For the Three Months Ended December 31
Category	2021	2020	Analysis

Cash flows provided by operating activities	122	56
Most of the increase stems from an increase in the working capital, in the amount of about NIS 35 million, an increase in current activities, in the amount of about NIS 29 million, and in dividends from associated companies, in the amount of about NIS 2 million, as a result of the activities of the CPV Group.

Cash flows used in investing activities	(148)	(1,750)
Most of the decrease in the cash flows used in investing activities derives from the fact that in the fourth quarter of 2020 short‑term deposits were made, in the amount of about NIS 1,607 million. In addition, the decrease stems from an increase deriving from a release of restricted cash, net, in the amount of about NIS 174 million.

This decrease was partly offset by an increase in investments in projects under construction in the CPV Group, in the amount of about NIS 77 million, and an increase in investments in the Zomet project, in the amount of about NIS 75 million.

Cash flows provided by (used in) financing activities	(770)	1,309
Most of the increase in the cash used in financing activities, stems from the early repayment of the full amount of Rotem’s outstanding credit, in the amount of about NIS 1,292 million, in October 2021 (for additional details – see Note 16D(1) to the financial statements), and repayment of loans in the CPV Group, in the amount of about NIS 175 million, in respect of repayment of the seller’s loan (for additional details – see Note 25D to the financial statements). In addition, there was a decrease in issuance of debentures, net, in the amount of about NIS 578 million, and the issuance of shares, net, in the amount of about NIS 768 million.

This decrease was partly offset by an increase of investments of holders of non-controlling interests in the CPV Group, in the amount of about NIS 97 million, loans from holders of non‑controlling interests in Rotem, in the amount of about NIS 226 million, a decrease in current repayments of loans, in the amount of about NIS 38 million, and an increase in withdrawals from frameworks under financing agreements in Israel, in the amount of about NIS 37 million. In addition, in the fourth quarter of 2020 full early repayment was made of the debentures (Series A), in the net amount of about NIS 324 million (including an early repayment fee).

For additional details – see the Company’s consolidated statements of cash flows in the financial statements.

As at December 31, 2021, there are no warning signs in accordance with Regulation 10(B)(14) of the Reporting Regulations that require publication of a “forecasted cash flow” statement by the Company.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

The following table details the debt, cash and cash equivalents, deposits, debt service reserves and restricted cash, as at December 31, 2021 (in millions of NIS) of the Company and its subsidiaries:

			Restricted cash –	Other
	Debt (including	Cash and cash	debt service	restricted
	interest payable)	equivalents	reserves	cash

The Company (1)	1,828	268	–	15
Rotem (2)	227	53	–	–
Hadera (3)	681	24	45	5
Zomet (4)	528	74	–	–
Gnrgy	5	26	–	3
Others in Israel (5)	1	106	–	–
Keenan (6)	305	3	–	–
Maple Hill	–	45	–	–
Others in the U.S. (7)	203	158	–	–
Total	3,778	757	45	23

Main changes in the year of the report:

(1)	The Company:

A.
Investments in subsidiaries and associated companies – the Company invested about NIS 1,922 million in acquisition of the CPV Group and in its projects (of which about NIS 225 in the fourth quarter), about NIS 64 million in acquisition of Gnrgy, about NIS 8 million Hadera, about NIS 41 million in Sorek, and about NIS 39 million in various other generation facilities.

B.	The Company issued shares for an aggregate net consideration of about NIS 674 million.

C.	The Company repaid the amount of about NIS 19 million of the principal of the debentures (Series B).

D.
The Company issued debentures (Series C) with a par value of about NIS 851 million, where the issuance expenses amounted to about NIS 9 million.  For additional details regarding the early repayment – see Note 17 to the financial statements.

(2)	Rotem:

A.
During 2021, Rotem repaid the entire outstanding balance of the project financing it was provided, by means of both current repayments and an early repayment (including an early repayment fee). In addition, balances of restricted cash were released in Rotem, which as at the date of the report amounted to about NIS 125 million. For additional details regarding the early repayment – see Note 16D(1) to the financial statements.

B.	The balance of the debt represents a loan granted to Rotem from non‑controlling interests. For additional details – see Note 16D(1) to the financial statements.

(3)	Hadera repaid the amount of about NIS 30 million of the principal of its loans.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

Main changes in the year of the report: (Cont.)

(4)	Zomet withdrew about NIS 349 million from the long‑term loans framework in accordance with its financing agreement.

(5)
The balance of the cash in the “Others in Israel” category includes the balance of the cash in OPC Israel, in the amount of about NIS 82 million. In the period of the report, OPC Israel invested the amount of about NIS 85 million in the Zomet project.

(6)
The amount represents the balance of the debt of Keenan in accordance with the financing agreement it signed in the period of the report, where in December 2021 Keenan repaid the repaid the amount of about NIS 14 million (about $4 million) out of the loan principal under the said financing agreement. It is noted that during 2021, Keenan repaid, including by means of early repayment, the full amount of the outstanding debt under its prior financing agreement, in the amount of about NIS 223 million (about $69 million). For additional details regarding Keenan’s financing agreement and the prior financing agreement – see Note 16D(5) to the financial statements.

(7)	Others in the United States:

A.
The amount of about NIS 202 million in respect of a shareholders’ loan from financial investors (non‑controlling interests) to the CPV Group, which was provided by means of a loan that is not repaid on a current basis. For details regarding loans from the non‑controlling interests in the CPV Group – see Note 16D(6) to the financial statements.

B.
In October 2021, the seller’s loan was repaid, in the amount of about NIS 175 million, which was received in January 2021, as part of acquisition of the CPV Group. For additional details – see Note 25D to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

The following data presents the share of the CPV Group in the debt, cash and cash equivalents, deposits and debt‑service reserves and other restricted cash of the associated companies as at December 31, 2021 (presented in millions of New Israeli Shekels):

	Rate of holdings		Cash and	Other
	of the	Debt (including	cash equivalents	restricted
Project	CPV Group	interest payable)	and deposits*	cash

Fairview	25%	515	3	53
Towantic	26%	483	1	62
Maryland	25%	288	–	34
Shore	37.53%	588	3	127
Valley	50%	898	–	119
Three Rivers	10%	220	–	70
Total		2,992	7	465

(*)	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at December 31, 2020 of the Company and its subsidiaries (in millions of NIS):

		Cash and cash
		equivalents and	Restricted cash –	Other
	Debt (including	short-term	debt service	restricted
	interest payable)	deposits	reserves*	cash

The Company	980	1,644	25	232
Rotem	1,097	122	78	48
Hadera	698	2	44	11
Zomet	184	35	–	–
Others	1	4	–	–
Total	2,960	1,807	147	291

*	Including funds serving for guarantee of the debt.

As at the date of the report, the Company and its investee companies were in compliance with all the financial covenants provided in their financing agreements and trust certificates. For details regarding the financial covenants relating to the significant loans of the Company and its investee companies – see Sections 7.18.2 and 10.4 to Part A (Description of the Company’s Business) and Note 16 to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Significant Events in the Year of the Report and Thereafter

For details – see Part A (Description of the Company’s Business) and Notes 1, 9, 11, 16, 17, 18, 20, 25, 26 and 28 to the financial statements.

9.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

10.	Debentures (Series B) and Debentures (Series C)

10.1	Set forth below are details regarding the Company’s debentures (Series B):

Name of the series	Series B

Issuance date	April 26, 2020

Total nominal value on the date of issuance (including expansion of the series made in October 2020)	About NIS 956 million par value

Nominal value on the date of the report	About NIS 936 million par value

Nominal value after revaluation based on the linkage terms	About NIS 954 million par value

Amount of the interest accrued as included in the financial statements as at December 31, 2021	About NIS 6 million

The fair value as included in the financial statements as at December 31, 2021	About NIS 1,128 million.

Stock market value on December 31, 2021	About NIS 1,128 million.

Type of interest and interest rate	Fixed annual interest at the rate of 2.75%.

Principal payment dates	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).

Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series B) is payable commencing from September 2020 twice a year (except for 2020) on September 30, 2020, and on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).

The interest payments are to be made in respect of the period of six months that ended on the last day prior to the relevant interest payment date, except for the first interest payment that is to be made on September 30, 2020, and is to be paid for the period that commenced on the first trading day after the tender date of the debentures (Series B) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

10.	Debentures (Series B) and Debentures (Series C) (Cont.)

10.1	Set forth below are details regarding the Company’s debentures (Series B): (Cont.)

Linkage basis and terms
The principal of the debentures (Series B) and the interest thereon are linked to the increase in the Consumer Price Index (CPI) against the CPI for March 2020 that was published on April 15, 2020. The linkage terms will not be changed during the period of the debentures.

Are they convertible into another security	No.

Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.

Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.

Name of trustee	Reznik Paz Nevo Trustees Ltd.

Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul

Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il

Rating of the debentures since the issuance date
Rating of ilA– by “Maalot” from February 2020 which was reconfirmed in October 2020 in connection with expansion of the series. In July and September 2021, the rating was reconfirmed.

See the Company’s Immediate Reports dated February 28, 2020 (Reference No.: 2020‑01‑017383), April 20, 2020 (Reference No.: 2020‑01‑035221), October 3, 2020 (Reference No.: 2020‑01‑107493), October 4, 2020 (Reference No.: 2020‑01‑107604) and September 2, 2021 (Reference No.: 2021‑01‑075907).

Pledged assets
None.

There is a future commitment that the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

10.	Debentures (Series B) and Debentures (Series C) (Cont.)

10.2	Set forth below are details regarding the Company’s debentures (Series C):

Name of the series	Series C

Issuance date	September 9, 2021

Total nominal value on the date of issuance	About NIS 851 million par value

Nominal value on the date of the report	About NIS 851 million par value

Nominal value after revaluation based on the linkage terms	The debentures are not linked.

Amount of the interest accrued as included in the financial statements as at December 31, 2021	About NIS 7 million.

The fair value as included in the financial statements as at December 31, 2021	About NIS 869 million.

Stock market value on December 31, 2021	About NIS 869 million.

Type of interest and interest rate	Fixed annual interest at the rate of 2.5%.

Principal payment dates	12 unequal semi-annual payments, to be paid on February 28 and August 31 of each of the years from 2024 to 2030 (inclusive), except for 2028.

Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series C) is payable commencing from February 2022 twice a year on February 28 and on August 31 of each of the years from 2022 to 2030 (inclusive).

The interest payments are to be made in respect of the period of six months that ended on the last day prior to the relevant interest payment date, and is to be in the amount of the annual interest divided by 2, except for the first interest payment that is to be made on February 28, 2022 and will be paid for the period that commenced on the first trading day after the tender date of the debentures (Series C) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

10.	Debentures (Series B) and Debentures (Series C) (Cont.)

10.2	Set forth below are details regarding the Company’s debentures (Series C): (Cont.)

Linkage basis and terms	The principal of the debentures (Series C) and the interest thereon are not linked to the Consumer Price Index (CPI) or any currency whatsoever.

Are they convertible into another security	No.

Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.

Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.

Name of trustee	Reznik Paz Nevo Trustees Ltd.

Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul

Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il

Rating of the debentures since the issuance date
Rating of ilA– by S&P Global Ratings Maalot Ltd. (“Maalot”) from August 2021 which was reconfirmed in September 2021.

See the Company’s Immediate Reports dated July 19, 2021 (Reference No.: 2021‑01‑119229) and September 2, 2021 (Reference No.: 2021‑01‑075907).

Pledged assets
None.

There is a future commitment that the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

The Company is in compliance with all the conditions of the Company’s debentures (Series B and Series C) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

OPC Energy Ltd.
Report of the Board of Directors

Corporate Governance

11.	Directors having Accounting and Financial Expertise

As at the date of this report, seven of the members of the Company’s Board of Directors have accounting and financial expertise. For details regarding the directors Aviad Kaufman, Antoin Bonaire, Robert Rosen, Jacob Worenklein, Yosef Tene, Michal Marom Brickman and Sarit Sagiv, who were classified as directors with accounting and financial expertise – see Regulation 26 of Chapter D (Additional Details regarding the Company).

The Board of Directors determined that the minimum number of directors having accounting and financial expertise in accordance with Section 92(A)(12) of the Companies Law, 1999, is two – this being taking into account the type of the Company, its size, the scope of its activities and the complexity of its activities.

12.	Independent Directors

Except for the external directors Yosef Tena and Michal Merom Brickman, Ms. Sarit Sagiv serves as an independent director of the Company commencing from January 12, 2022. For details regarding the director Ms. Sarit Sagiv – see Regulation 26 of Chapter D (Additional Details regarding the Company).

On February 7, 2022, Mr. Moshe Lahmani concluded his service as an independent director of the Company.

As at the date of the report, the Company’s Articles of Association do not include a provision regarding the rate of independent directors.

13.	The Internal Auditor

Summary of Details	The Company

Name of the Internal Auditor	Ms. Shoshana Shidlo (“the Internal Auditor”).

Education and professional experience
Certified Public Accountant and Certified Internal Auditor (U.S. C.I.A.)

Holder of a degree in accounting and economics from Tel‑Aviv University.

Has more than 20 years’ experience in the area of internal auditing.

Commencement date of service	January 17, 2019.

Compliance with legal requirements
To the best of the Company's knowledge, based on the Internal Auditor’s declaration, the Internal Auditor meets the requirements of Section 146(b) of the Companies Law and the provisions of Section 8 of the Internal Audit Law, 1992 (“the Internal Audit Law”).

Employment status
The Internal Auditor provides the Company internal audit services and is not employed by the Company in a full-time time position and, in addition, she does not hold an additional position in the Company other than her position as Internal Auditor.

OPC Energy Ltd.
Report of the Board of Directors

Corporate Governance (Cont.)

13.	The Internal Auditor (Cont.)

Manner of appointment
The appointment of the Internal Auditor was approved by the Board of Directors on January 17, 2019, following the recommendation of the Audit Committee on December 27, 2018. The Audit Committee and the Company’s Board of Directors examined Internal Auditor’s qualifications, education and experience in internal auditing.

The part to whom the Internal Auditor reports	The Chairman of the Board of Directors.

Other relationships the Internal Auditor has with the Company
To the best of the Company's knowledge, the Internal Auditor does not hold securities of the Company.

The Internal Auditor is not an interested party in the Company or a relative of an interested party in the Company, nor is he a relative of the external auditor or a party acting on its behalf.

The work plan
The audit work plan for 2021 prepared by the Internal Auditor is for one year and is based on a multi‑year work plan. The work plan of the Company and its subsidiaries was determined based on, among others, the following considerations: coverage of the Company’s main areas of activity, risk centers and exposures known to the Internal Auditor and to management; potential for savings and efficiency; recurring items and monitoring correction of deficiencies; and implementation of recommendations. The audit work plan also includes the companies in which the Company has significant holdings.

The work plan for 2021 did not relate to the activities of the CPV Group, the acquisition of which was completed in 2021.

The audit work plan is submitted for analysis and approval by the Company’s Audit Committee and Board of Directors. The Internal Auditor has discretion to recommend a variance from the work plan to management and the Audit Committee, where necessary.

Audit reports were submitted to the Audit Committee and management. The Company’s Board of Directors received an update regarding the audit reports.

Meeting of the Audit Committee were held to discuss the audit reports on the following dates: May 26, 2021; August 22, 2021; November 25, 2021; and December 27, 2021.

In the estimation of the Board of Directors, the scope, nature and continuity of the activities of the Internal Auditor and her work plan are reasonable under the circumstances of the manner, and they are sufficient to achieve the Company’s internal audit goals.

OPC Energy Ltd.
Report of the Board of Directors

Corporate Governance (Cont.)

13.	The Internal Auditor (Cont.)

Performance of the audit and the professional standards
Based on information provided to the Company, performance of the internal audit is made in accordance with the generally accepted professional standards in and outside of Israel and in accordance with Section 4(B) of the Internal Audit Law.

The Board of Directors relied on the confirmations of the Internal Auditor regarding her compliance with the requirements of the said generally accepted professional standards. In addition, the audit reports are submitted in writing and are discussed at the meetings of the Audit Committee, where as part of the discussion the Internal Auditor reports with respect to the manner of her performance, the policies and procedures applied and the findings. The Board of Directors is satisfied that the Internal Auditor is in compliance with all the requirements provided in the said standards.

Access to information
The Internal Auditor has free access to information, as stated in Section 9 of the Internal Audit Law, including constant and direct access to the Company’s information systems, including financial data.

Remuneration
The remuneration of the Internal Auditor in respect of services she provided in 2021 amounted to NIS 230 thousand (not including VAT), this being based on a work scope of 840 audit hours. In addition, the cost of outsourced audit services in 2021 amounted to NIS 48 thousand, this being based on a work scope of 130 audit hours.

In the opinion of the Board of Directors, the remuneration of the Internal Auditor is reasonable and does not impact or adversely affect use of her professional judgment in performance of the audit.

The remuneration of the Internal Auditor is a function of the total number of work hours as provided in the annual work plan that is approved by the Company’s Audit Committee and Board of Directors.

14.	Contributions Policy

14.1	The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education.

OPC Energy Ltd.
Report of the Board of Directors

Corporate Governance (Cont.)

14.	Contributions Policy (Cont.)

14.2	As part of the Company’s policy for charitable contributions, in the period of the report the following contributions were paid:

	Amount of the	Relationship to the
Recipient of the	Contribution in 2021	Recipient of the
Contribution	(NIS thousands)	Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” receives contributions from parties related indirectly to the Company’s controlling shareholder. The Company’s CEO is a representative of the project’s Steering Committee without compensation.

“Nirim” Society	150	–
“Technoda Hadera Givat Olga” Society	152	–
“Rakhashei Lev” Society	145
For the sake of good order, it is noted that Ms. Michal Marom Brickman, an external director of the Company, serves as a director and member of the Investments Committee of the Management Committee of the Soraski Medical Center (without compensation).

“Ramot Yehuda” Society	72	–
“Yedud Kaplan” Society	50	–
“Running to Give” Society	50	For the sake of good order, it is noted that a relative of the Company’s CEO serves as CEO of the Society without compensation.
Total	1,619

OPC Energy Ltd.
Report of the Board of Directors

Corporate Governance (Cont.)

15.	Details regarding the Auditing CPAs

15.1	The Company’s auditing CPAs is the Office of KPMG (the “Auditor”).

15.2
The fee is determined in negotiations between the Company’s management and the Auditor, according to the scope of the work, the nature of the work, past experience and market conditions. The fee is in respect of provision of auditing and review services for three quarterly reviewed reports and one audited annual report. Also included in the fee are tax services in connection with preparation of the annual tax reports of the Company.

15.3	Set forth below is detail of the audit fee of the Auditor (in millions of NIS):

For the Year Ended December 31
2021		2020
Audit Services*	Other Services***	Audit Services*	Other Services***

**7.5	1	2.2	1.2

*	Audit services, including audit‑related work and tax services relating to the audit.
**	In 2021, the fees include amounts paid to the auditing CPA of the CPV Group commencing from the acquisition date, January 25, 2021.
***	Other services include mainly tax consulting services.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: March 24, 2022